

03050310

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Cycle & Carriage Ltd.

*CURRENT ADDRESS 239 Alexandra Road
Singapore 159930

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 3163 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/28/03

Cycle & Carriage Limited Annual Report 2000

new

CYCLE & CARRIAGE





beginnings

financial calendar

Financial year ended 31 December 2000	
Announcement of interim results	1 August 2001
Announcement of annual results	21 February 2001
Issue of Annual Review and Summary Financial Statement	April 2001
Issue of Annual Report	April 2001
Annual General Meeting	3 May 2001

Financial year ending 31 December 2001	
Proposed announcement of interim results	July 2001
Proposed announcement of final results	February 2002

contents

corporate profile

Cycle & Carriage has two core businesses consisting of vehicle retail and distribution and property investment and development. It operates in seven countries in the Asia Pacific region and employs close to 100,000 staff in its subsidiaries and associates including its recently acquired associate, PT Astra International Tbk in Indonesia.

The Group is one of the largest automotive players in Southeast Asia and Australasia representing some of the best known automotive marques in the world. In 2000, the Group sold more than 211,000 passenger cars and commercial vehicles and about 434,000 motorcycles.

In property investment and development, the business is focused mainly in Singapore and Malaysia. The Group is proud of its reputation of providing quality products and customer service in the markets in which it operates.

Cycle & Carriage continues to be committed to its philosophy of performance excellence, good corporate governance and enhancing shareholder value.



financial highlights

	2000 S$m	1999 S$m	*Change %*
For the year			
Revenue:			
- 1st half	**2,060.2**	1,474.0	*40*
- 2nd half	**2,528.1**	1,380.7	*83*
	4,588.3	2,854.7	*61*
Profit after taxation and minority interests before exceptional and extraordinary items			
- 1st half	**83.0**	52.7	*57*
- 2nd half	**89.8**	45.4	*98*
	172.8	98.1	*76*
Exceptional items	**(99.7)**	9.9	*nm*
Extraordinary items	**27.2**	5.2	*423*
Profit attributable to shareholders	**100.3**	113.2	*-11*
At year end			
Shareholders' funds	**685.6**	1,228.8	*-44*
Capital employed	**1,095.7**	1,631.4	*-33*
Net debt	**677.7**	91.3	*642*
Financial indicators			
Earnings per share	**42.9 cts**	48.4 cts	*-11*
Earnings per share excluding exceptional and extraordinary items	**73.9 cts**	41.9 cts	*76*
Gross dividend per share	**17.0 cts**	30.0 cts	*-43*
Net tangible assets per share	**S$2.93**	S$5.25	*-44*
Gearing	**99%**	7%	
Dividend payout	**30%**	46%	
Return on average shareholders' funds*	**18.1%**	8.2%	
Return on average capital employed*	**13.4%**	7.1%	

* excluding exceptional and extraordinary items
nm: not meaningful


cts
100
80
60
40
20
0
96
97
98
99
00
Earnings per share*


cts
40
35
30
25
20
15
10
5
0
96
97
98
99
00
Gross dividend per share


S$m
5000
4000
3000
2000
1000
0
96
97
98
99
00
Revenue


S$m
250
200
150
100
50
0
96
97
98
99
00
Profit after taxation
and minority interests*


S$m
%
1600
1200
900
600
300
0
25
20
15
10
5
0
96
97
98
99
00
Shareholders' funds

Return on average shareholders' funds* (%)


S$m
S$
2000
1500
1000
500
0
8
6
4
2
0
96
97
98
99
00
Capital employed

Net tangible assets per share (S$)

* excluding exceptional and extraordinary items

segmental information

By Activity

2000	Revenue		Profit before financing charges and taxation		Profit after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	2,998.9	66	191.5	64	119.3	69	851.1	37
Property	219.1	5	34.8	12	16.7	10	1,378.7	61
Astra	1,261.2	27	70.2	24	50.9	30	25.6	1
Other interests	109.1	2	(0.3)	0	(14.1)	-9	22.5	1
	4,588.3	100	296.2	100	172.8	100	2,277.9	100
Exceptional items	–		(132.3)		(99.7)		–	
Unallocated assets	–		–		–		5.8	
	4,588.3		163.9		73.1		2,283.7	

By Activity

1999	Revenue		Profit before financing charges and taxation		Profit after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	2,439.5	85	99.1	63	62.8	64	835.4	35
Property	273.0	10	58.8	37	35.4	36	1,423.5	59
Other interests	142.2	5	0.4	0	(0.1)	0	135.0	6
	2,854.7	100	158.3	100	98.1	100	2,393.9	100
Exceptional items	–		16.7		9.9		–	
Unallocated assets	–		–		–		5.7	
	2,854.7		175.0		108.0		2,399.6	

Revenue



66% Motor
5% Property
27% Astra
2% Other interests

Profit before financing charges and taxation



64% Motor
12% Property
24% Astra
0% Other interests

Profit after taxation and minority interests



69% Motor
10% Property
30% Astra
–9% Other interests

Total assets



37% Motor
61% Property
1% Astra
1% Other interests

Revenue



85% Motor
10% Property
5% Other interests

Profit before financing charges and taxation



63% Motor
37% Property
0% Other interests

Profit after taxation and minority interests



64% Motor
36% Property
0% Other interests

Total assets



35% Motor
59% Property
6% Other interests


embracing


change



The Board of Cycle & Carriage has adopted the measures and practices as set out in the Best Practices Guide relating to Corporate Governance issued by the Singapore Exchange and believes that it has complied fully with the Best Practices Guide.

The Board

The Board of directors currently comprises ten non-executive directors and two executive directors. During the past year, the Board held seven meetings.

Apart from its fiduciary duties under the law, the Board is responsible for the overall strategy and direction of the Group and approves important matters such as major acquisitions, disposals, capital expenditure, the operating plan and budget. It reviews the financial statements and important announcements to be issued. In addition to the standing committees, the Board establishes committees from time to time to look into specific matters and to assist it in the discharge of its responsibilities. The composition and functions of the standing committees are described below.

Audit Committee

The Chairman of the audit committee is Datuk Hassan Abas and the members are Boon Yoon Chiang, Anthony Nightingale, Alan Yeo, Lim Ho Kee, Chang See Hiang and Vimala Menon. Four of the members, including the Chairman are independent directors.

The functions of the audit committee are to help the Board fulfil its responsibilities in relation to the Group's financial reporting and to examine the adequacy of the Group's internal control systems and corporate governance. It reviews and approves all interested person transactions within the guidelines of the general mandate given by the shareholders for such transactions. It also considers the external auditors' management letter and management's response to it and the internal audit plan. Further, it serves as an independent party to review financial information prepared by management for the shareholders, as well as the channel of communication between the Board and the external auditors and performs other functions specified in the Companies Act, Cap 50 and the Best Practices Guide of the Listing Manual of the Singapore Exchange. The audit committee's duties include the recommendation of the external auditors for re-appointment.

The internal audit department reports functionally to the audit committee which has overall responsibility for the work of the department. In addition, the audit committee has full access to and the co-operation of management and the external auditors and has full discretion to invite anyone to attend its meetings.

As part of the Company's internal control system, directors and officers who sit on the boards of its subsidiaries are required to report their dealings in the shares of the Company and its listed subsidiary and associates and are advised not to deal in the Company's shares during the periods commencing one month before the announcement of the Company's annual or half year results, as the case may be, and ending on the date of announcement of the relevant results, or when they are in possession of unpublished price-sensitive information of the Group.

The interested person transactions reviewed and approved by the audit committee in respect of the year ended 31 December 2000 amounted to S$28.0 million. These consisted of property-based transactions of S$0.8 million, vehicle-based transactions of S$13.4 million and corporate finance and treasury transactions of S$2.0 million with the DRB–HICOM/EON Group and the sale of the Group's 50% stake in Selangor Ice Company for S$11.8 million to the Jardine Group. The audit committee was satisfied that the transactions were carried out on commercial terms and were not prejudicial to the shareholders of the Company.

Remuneration Committee

The committee, which consists entirely of non-executive directors, is chaired by Alan Yeo. The other members are Anthony Nightingale, Datuk Hassan Abas, Boon Yoon Chiang and Vimala Menon.

The committee's responsibility is to establish the remuneration policy for executive directors and determine the remuneration to them. It additionally reviews the compensation structure of the Group's senior executives and approves the granting of options to them under the CCL Senior Executive's Share Option Scheme 2000.

Corporate Code of Ethics

The Board has adopted a corporate code of ethics which encapsulates many of the Group's longstanding policies.

These policies apply to all employees and set out the standards within which they are expected to act. The policies are aimed at the maintenance of standards of honesty, integrity and fair dealing by all employees in their dealings with customers, suppliers, interested persons and the community, competitors and other internal units in the performance of their duties and responsibilities.

corporate information

Board of Directors

Tan Sri Dato' Seri Mohd Saleh Sulong*, CHAIRMAN
Boon Yoon Chiang*, DEPUTY CHAIRMAN
Philip Eng Heng Nee, GROUP MANAGING DIRECTOR
Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed*
Rin Kei Mei*
Anthony J L Nightingale*
Datuk Hassan Abas*+
Alan Yeo Chee Yeow*+
Vimala Menon*
Neville B Venter, GROUP FINANCE DIRECTOR
Lim Ho Kee*+
Chang See Hiang*+

Hasni bin Harun*, Alternate to Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed
Owen P Howell-Price*, Alternate to Anthony J L Nightingale
Dato' Maznah bte Abdul Jalil*, Alternate to Tan Sri Dato' Seri Mohd Saleh Sulong

* non-executive members
\+ independent director

Audit Committee

Datuk Hassan Abas+, CHAIRMAN
Boon Yoon Chiang
Alan Yeo Chee Yeow+
Anthony J L Nightingale
Vimala Menon
Lim Ho Kee+
Chang See Hiang+

Group Company Secretary

Ho Yeng Tat

Auditors

Yeoh Oon Jin, PARTNER
PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424

Registrar

Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424

Registered Office

239 Alexandra Road
Singapore 159930
Telephone: 4733122




& CARRIAGE







Tan Sri Dato' Seri Mohd Saleh Sulong (1)
Tan Sri Dato' Seri Mohd Saleh Sulong is the Chairman of the Board having been appointed in March 1997. An accountant by qualification, he is Chairman of the DRB-HICOM group of companies comprising more than 90 companies engaged in a wide range of industries, including automotive engineering and distribution, manufacturing, transportation services, financial services, information technology, agriculture, construction and property development. He is also a director of Cycle & Carriage Bintang.

Boon Yoon Chiang (2)
Mr Boon was appointed the Deputy Chairman of the Group in May 1996. He is the Country Chairman of the Jardine Group of Companies in Singapore, and a director of MCL Land and Cycle & Carriage Bintang. He serves on the Council of the Singapore Federation of Chambers of Commerce & Industry and on the Board of the Singapore International Chamber of Commerce and is the Honorary Secretary of the Singapore National Employers' Federation. He is a member of the Governing Council of the Singapore Institute of Directors and is on the Board of Governors of the Manila-based Asian Institute of Management.

Philip Eng (5)
Mr Eng became Group Managing Director of the Cycle & Carriage Group in May 1996. A chartered accountant, Mr Eng joined the Group in 1982 and was the executive director responsible for the motor operations of the Group before his present appointment. In his capacity as the Group Managing Director, he has overall responsibility for the Group's operations including identifying new business opportunities. He is a director of MCL Land, Cycle & Carriage Bintang and is on the board of commissioners of PT Astra International.

Tan Sri Dato' Paduka (Dr) Sallehuddin Bin Mohamed (3)
Tan Sri Dato' Paduka (Dr) Sallehuddin joined the Board in April 1993 and was the








Chairman until September 1996. He is the Chairman of the Board for the University of Technology of Malaysia and Chairman of Cycle & Carriage Bintang. In the past, he has been Chief Secretary to the Government of Malaysia, Secretary to the Cabinet, Head of the Malaysian Civil Service, Director General of the Economic Planning Unit for the Malaysian Prime Minister's Department and held several senior posts in the Ministry of Finance, Malaysia. He recently retired as the Executive Chairman of the Employees' Provident Fund, Malaysia.

Rin Kei Mei (4)
Mr Rin joined the Board in July 1993. He is the Chairman of MCL Land and the Deputy Chairman of Edaran Otomobil Nasional.

Anthony Nightingale (9)
Mr Nightingale joined the Board in February 1993. He is the Chairman of Jardine Pacific and Jardine International Motors and a director of Jardine Matheson Holdings, Hap Seng Consolidated, MCL Land, Cycle & Carriage Bintang and Edaran Otomobil Nasional and is on the board of commissioners of PT Astra International.

Datuk Hassan Abas (6)
Datuk Hassan was appointed to the Board in December 1992. A chartered accountant, he is the Deputy Chairman of Cycle & Carriage Bintang, a director of MCL Land and several other public companies in Malaysia.

Alan Yeo (7)
Mr Yeo has been a Board member since 1977. He is the director of Keppel Capital Holdings Limited and Keppel TatLee Bank.

Vimala Menon (8)
Ms Menon was appointed to the Board in August 1994. She is the Executive Director, Finance & Corporate Services of Edaran Otomobil Nasional and sits on the board of several companies in the Edaran Otomobil Nasional Group. She is also a director of MCL Land, the alternate director to Tan Sri Dato' Seri Mohd Saleh Sulong in Cycle & Carriage Bintang and is on the board of commissioners of PT Astra International.

Neville Venter (11)
Neville Venter, who is a chartered accountant, joined Cycle & Carriage as the Group Finance Director in April 1999. He was previously the Finance Director of Jardine Pacific in Hong Kong and prior to joining the Jardine Group, he was the Group Financial Director of Rennies Group Limited in South Africa. He is a director of MCL Land, the alternate director to Mr Boon Yoon Chiang on the Cycle & Carriage Bintang Board and is on the board of commissioners of PT Astra International.

Lim Ho Kee (12)
Mr Lim was appointed to the Board in May 1997. He is the Chairman and Chief Executive Officer of k1 Ventures, a publicly listed venture capital firm. Mr Lim sits on the board of a number of private and public companies, including Singapore Post, Keppel TatLee Bank, Kenrich Partners and Finesse Alliance.



Chang See Hiang (10)
Mr Chang joined the Board in July 1997. He is the Senior Partner of Chang See Hiang & Partners, a firm of advocates and solicitors. He sits on the boards of a number of listed companies in Singapore including MCL Land, CWT Distribution, Pacific Carriers, Parkway Holdings and Yeo Hiap Seng. He is the Honorary Secretary of the Singapore Turf Club.

Ho Yeng Tat (13)
Group company secretary.

Hasni Bin Harun
Mr Hasni was appointed as the alternate director to Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed in June 1994. He is also an alternate director of Cycle & Carriage Bintang. An accountant by profession, he is currently Senior General Manager (Investment) in the Employees' Provident Fund, Malaysia.

Owen Howell-Price
Mr Howell-Price was appointed as the alternate director to Mr Nightingale in July 1993. He was formerly the Chief Executive Officer of Dairy Farm International Holdings, a large international retail group and remains a director of that company and other public companies.

Dato' Maznah Bte Abdul Jalil
Dato' Maznah was appointed as the alternate director to Tan Sri Dato' Seri Mohd Saleh Sulong in June 1997. She is the Senior Group Director of Corporate Finance and Advisory Services of the DRB-HICOM Group. She sits on the board of several companies in the DRB-HICOM Group.



significant events

January 2000
Cycle & Carriage Kia was appointed the sole distributor of Kia passenger and commercial vehicles in Singapore by Kia Motors Corporation of Korea.

March
Cycle & Carriage acquired an initial 24.9% stake in PT Astra International Tbk ("Astra") for US$309.4 million through a successful tender as part of a consortium which acquired a 41.1% interest in the company offered for sale by the Indonesian Bank Restructuring Agency. A further 6.4% was later acquired for US$70.9 million.

Cycle & Carriage acquired a 100% stake in Truck Investments for NZ$39.1million. Truck Investments distributes a variety of trucks and operates a chain of truck service facilities throughout New Zealand.

April
MCL Land announced that it had entered into a joint venture agreement with a member of Landmarks Berhad Group to acquire land for residential cum commercial developments in the township of Wangsa Maju, Kuala Lumpur.

May
The new Audi TT Roadster Quattro was launched in Australia.

June
The Hyundai Trajet and Accent were launched together in Australia, with the Accent emerging as Australia's third most popular small car within its launch month and subsequently clinching Australia's Best Small Car award in November.

July
The new Mercedes-Benz C-Class was launched in Singapore to a strong market response.

MCL Land relaunched the 112-unit Sims Residences along Sims Avenue with new designs and finishes.

September
The new Mitsubishi Lancer was launched in Singapore.

October
The new Proton Waja designed and developed by Proton was launched in Singapore.

The new Hyundai Elantra was launched, replacing the Lantra in Australia.

MCL Land together with Ho Bee Developments Pte Ltd acquired two adjoining 99-year leasehold land parcels of 331,701 sf at Hougang for S$219.9 million which can accommodate 711 condominium units.

November
Jardine Strategic announced a mandatory takeover offer for Cycle & Carriage Limited at a price of S$3.30 per share.

December
The independent directors supported by independent adviser, Vickers Ballas, recommended that shareholders with a long-term view of their investment in the Group and who are confident of the long-term prospects of the Group do not accept the offer.

The takeover offer was unsuccessful as insufficient acceptances were received to reach the conditional acceptance level of more than 50%, including the shares Jardine Strategic and its concert parties already held before the offer.

January 2001
Cycle & Carriage Limited entered into a sale and purchase agreement to increase its stake in Cycle & Carriage Motor Dealer Pte Ltd from 23% to 50%.

MCL Land launched the 128-unit Forest Hills condominium, located at Transit Road to encouraging response.






105



pursuing

excellence



chairman's statement



Tan Sri Dato' Seri
Mohd Saleh Sulong

2000 was an eventful year for the Cycle & Carriage Group. In the first quarter of the year, the Group's search for a major new investment culminated in the acquisition of a 31% stake in PT Astra International Tbk, one of the largest companies in Indonesia.

A 100% interest was also acquired in Truck Investments Limited of New Zealand which distributes a variety of trucks and operates the largest chain of truck service facilities throughout New Zealand and the Kia franchise was obtained in Singapore. A decision was made by MCL Land to dispose its low yielding investment assets in order to reallocate its resources to higher yielding development properties in Singapore and the region. The Mercedes-Benz operations in Singapore were re-organised ahead of the takeover of the importer functions of the marque by DaimlerChrysler in Singapore from 1 January 2001 with the Group remaining the exclusive Mercedes-Benz dealer handling the retail and after sales aspects. The year ended with Jardine Strategic Holdings, a substantial shareholder of Cycle & Carriage Limited, making a conditional takeover offer for Cycle & Carriage Limited in order to comply with the Takeover Code.

These changes will result in the Group having an operational and profit profile different from


M1-9415-LC





the one that you are familiar with. This will however, not alter Cycle & Carriage's philosophy of performance excellence, good corporate governance and management's commitment to enhance shareholder value. We believe that the major strategic initiatives taken in 2000 and the restructured organisation will form a solid foundation to achieve significant growth in profits and shareholder value in the future.

Takeover offer

On 22 November 2000, Jardine Strategic announced a mandatory takeover offer for Cycle & Carriage Limited at a price of S$3.30 per share. The independent directors supported by independent financial adviser, Vickers Ballas recommended that shareholders with a long-term view of their investment in the Group and who were confident of the long-term prospects of the Group do not accept the offer. At the close of the offer on 28 December 2000, the offer was unsuccessful as insufficient acceptances were received to reach the conditional acceptance level of more than 50% including the shares Jardine Strategic and its concert parties already held before the offer.

Results

I am pleased to report that the Group made a profit attributable to shareholders of S$100.3 million for the year ended 31 December 2000 compared to S$113.2 million in 1999. This was supported by a strong performance from the Mercedes-Benz business in Singapore. Profits also improved in the major markets of Malaysia and Australia. The Group's property interests showed a decline as the highly profitable MeraWoods project was completed in early 1999. Astra had a strong trading performance in Indonesia. This was unfortunately more than offset by losses on exchange arising from Astra's foreign currency debt and a provision made for the diminution in the value of investment in PT Bank Universal Tbk. An extraordinary profit of S$27.2 million arose from the restructuring of Astra's Honda motorcycle activities and the sale of the Group's interest in Selangor Ice Company in Malaysia which was in line with the strategy of exiting non-core operations.

Primarily as a result of the Astra acquisition, the Group's net debt increased to S$677.7 million at 31 December 2000, from the level of S$91.3 million at the end of the previous year. The goodwill arising on the Astra acquisition (the difference between the purchase price and the share of the fair value of net tangible assets of Astra) was written off directly to reserves in line with the Group's accounting policy. This has reduced the Group's net tangible asset value from S$1,228.8 million at 31 December 1999 to S$685.6 million at 31 December 2000.

The earnings per share were 73.9 cents excluding the exceptional and extraordinary items compared with 41.9 cents for the previous year.

Your Board is recommending a final dividend of 12 cents or 12% (1999: 15 cents or 15%)





per share, less income tax at 25.5% (1999: 26%), which, together with the interim dividend of 5 cents or 5% per share, will make a total dividend in respect of 2000 of 17 cents or 17% per share.

Your Board is also proposing to recommend a scrip dividend scheme which will allow shareholders to elect to receive dividend in scrips. The scrip dividend scheme is subject to the approval of the Singapore Stock Exchange Securities Trading Limited and the shareholders of the Company at an extra-ordinary general meeting to be convened.

OPERATIONS REVIEW

Motor

Earnings from the motor operations at S$119.3 million, were almost double the profits of 1999 due to improved performances in all the Group's major markets, particularly in Singapore. The Singapore passenger car market had strong growth of 51% to 58,117 units due to an increase in the number of Certificates of Entitlement ("COE") that were made available. Earnings for the Singapore motor operations increased by 98% on 1999 to S$99.8 million, despite a decline in market share of the passenger car market to 17% for the year.

Mercedes-Benz passenger car sales of 3,256 units were supported by continuing strong demand for the S-Class and the recently launched new C-Class although only limited C-Class deliveries were possible in 2000. Mitsubishi and Proton both reflected increases in sales, albeit at a slower rate than the overall market, with sales of 4,298 units and 1,498 units, respectively. The new Mitsubishi Lancer was only launched in September 2000 and had limited deliveries in 2000. The recently acquired Kia franchise got off to a satisfactory start with sales of 1,022 units for the eight months since the commencement of the operations.

Commercial vehicle sales grew strongly in line with the market which increased by 100%.

We believe that the major strategic initiatives taken in 2000 and the restructured organisation will form a solid foundation to achieve significant growth in profits and shareholder value in the future.



Mercedes-Benz commercial vehicle sales increased by 116% while Mitsubishi commercial vehicle sales increased by 113%. Despite very keen competition between motor distributors, margins for the Group were satisfactory for both passenger and commercial vehicle sales with Mercedes-Benz margins being enhanced by the weak Euro.

The Singapore Mercedes-Benz operations have been restructured to be a retail and after-sales function only. Staff dedicated to the import function were transferred to DaimlerChrysler which assumed responsibility for managing the import activities. The cost base of the retail operation was reviewed to ensure that it was consistent with the lower level of margins which will be earned in the future.

In Malaysia, Cycle & Carriage Bintang benefited from the continued recovery in the passenger car market. The passenger car market increased by 18% while sales of Mercedes-Benz passenger cars grew by 21%. Local assembly has now commenced for the S-Class and the new C-Class will also be assembled in Malaysia in 2001.

Cycle & Carriage Bintang profits excluding its interest in its associates, CCL Group Properties and Cycle & Carriage (Malaysia), were RM55.1 million, a 47% increase over the previous year due to improved margins. Tax became payable again following the tax holiday of 1999. Cycle & Carriage (Malaysia), the Group's dealership business in Malaysia, also had a satisfactory year, although suffering from insufficient supply of certain popular models.

Cycle & Carriage Australia (previously Astre), the Group's distribution business in Australia continued its recovery. The Australian passenger car market increased by 1% to 553,673 units despite the disruption caused by the introduction of GST on 1 July 2000. Sales of Hyundai fell by 3% to 45,584 units while Audi sales increased to 3,252 units. The expanded Hyundai product range has resulted in a better model mix and improved margins, enabling the company to compete more effectively in the market.

The Group's contribution from New Zealand reflected an improvement due to the acquisition of Truck Investments in March 2000 and an improved trading performance from the Group's dealership activities.

Property

The Singapore property market was soft after a strong recovery in the previous year. The contribution from the Group's property interest declined to S$16.7 million for the year due to a weaker trading performance by MCL Land and no further contribution from CCL Group Properties' MeraWoods project which was completed in March 1999. The Sims Residences and Forest Hills projects were launched with satisfactory take-ups considering the prevailing market conditions. MCL Land's other development projects, Balmoral Residences, Grange Garden and the freehold Devonshire Road site will be





launched when the luxury sector shows signs of recovery. The landbank was strengthened through the acquisition of residential sites at Serangoon View and Hougang Avenue 7 at reasonable prices in joint venture with Ho Bee Developments Pte Ltd. The land parcels total 331,701 sq ft and could accommodate 711 condominium units.

The Group's investment properties provided a steady return with improved occupancy levels and rental rates. In order to improve shareholder returns, MCL Land has decided to exit the Singapore residential and commercial investment property markets and to focus on its development portfolio. Consistent with this approach, the Robertson Quay property which is still to be developed has been re-designated from an investment project to a development project.

Astra

The 31% interest in Astra, acquired for S$664.3 million by Cycle & Carriage as part of a consortium, is expected to be a major contributor to Cycle & Carriage in the future. This acquisition completes Cycle & Carriage's search for a major new investment as reflected in my report of last year. Due to the size and complexities of Astra, its results take longer to complete, as such Astra's trading results were only equity accounted for the eight months since acquisition until end November but adjusted for significant transactions occurring in December 2000.

The Group's share of Astra's earnings before exceptional items for the eight months which was equity accounted was S$50.9 million. Unfortunately, this was more than offset by exchange losses of S$83.7 million, arising from Astra's foreign currency denominated debt and a provision of S$20.8 million made for the diminution in value of investment in PT Bank Universal Tbk. An extraordinary gain of which the Group's share was S$24.3 million arose from the restructuring of the Honda motorcycle activities into an equal joint venture with the Honda Motorcycle Company of Japan.

The 31% interest in Astra, acquired for S$664.3 million by Cycle & Carriage as part of a consortium, is expected to be a major contributor to Cycle & Carriage in the future.



In Indonesia, the economy continued its modest recovery. This factor, together with the satisfaction of pent-up demand from previous years, led to a rebound in the vehicle market. The market for passenger cars grew by 250% to 275,257 units for the 11 months to November, while the recovery for motorcycles was less dramatic and reflected an increase of 120% to 959,377 units. In the passenger car market, Astra was able to improve its market share and its sales grew by 258% to 139,114 units, a 51% market share. Astra's motorcycle sales were, however, impacted by the import of cheap motorcycles, primarily from China, and so its market share declined. Its sale of Honda motorcycles increased by 75% to 433,054 units. The improved vehicle market benefited all of Astra's auto related activities such as component manufacture, vehicle manufacturing, distribution, retail, finance and insurance.

The Toyota Kijang remained the best selling car in Indonesia. This, together with the Toyota Soluna which was launched in April gave Toyota a 30% market share. Isuzu saw good growth too with the launch of the new Panther in September. Daihatsu, BMW, Peugeot and Nissan Diesel also benefited from the improved market conditions.

Astra also saw an operational improvement in its heavy equipment, palm oil, information technology and telecommunications businesses. The major concern remains Astra's high level of foreign currency debt. The strong operating flows for the year and the proceeds from the Honda restructuring will enable the early repayment of the Series I debt. The next major debt repayment is only due in December 2002. The weakness of the Rupiah during the year gave rise to significant unrealised exchange losses on the foreign currency denominated debt.

Other Interests

The Group has exited its interest in Selangor Ice Company Sdn Bhd and has remaining interests in Maritime Holdings Ltd (20%), MTU Asia Pte Ltd (25%) and Ampang Investments Pte Ltd (40%) which owns the Concorde Hotel in Kuala Lumpur. These businesses which are not regarded as core investments contributed a profit of S$3.0 million to the Group. The central overheads which are also included here were high due to the cost of financing the acquisition of Astra.

Prospects

The economic recovery in the Southeast Asian region appears to be slowing after the strong recovery of last year. There is also the risk of an economic slowdown in the United States of America, the extent of which will have a differing impact on world economies.

The Singapore motor operations will be impacted by the loss of the Mercedes-Benz import activities as well as a reduction in the COE quota for 2001. On the positive side, the Group has a significant number of Mercedes-Benz vehicles in stock for which the distribution margin will be accounted for in 2001 together with a strong order book, particularly



The directors expect that the Group's performance for 2001 will be satisfactory, but the Group will remain exposed to exchange losses in Astra should the Indonesian Rupiah depreciate further.

for the new Mercedes-Benz C-Class. Good growth is expected from the Kia franchise which will contribute for the full year.

Malaysia is expected to benefit from the local assembly of the Mercedes-Benz S-Class and C-Class. In Australia, the expanded Hyundai range and the strengthened Audi dealership chain should improve performance. In New Zealand, results for Truck Investments will be included for the full year.

No significant recovery is expected in the Singapore property market. MCL Land will earn development profits from The Sunnydale, Sims Residences and Forest Hills projects which are under construction. Further projects will be launched during the year but, other than Balmoral Residences, these are not expected to contribute until later. Occupancy levels of the investment properties are expected to remain satisfactory, with an improving rental market. MCL Land wishes to exit its two investment properties in Singapore in order to focus on the development property market, but will only do so if the prices are attractive.

In Indonesia, no growth is expected from the car market as the pent-up demand has been largely satisfied in 2000 and inflated the market, and a decline is even possible. The motorcycle market is expected to show reasonable growth. The Group will benefit from accounting for a full year of Astra's results whereas 2000 only included results for eight months.

The directors expect that the Group's performance for 2001 will be satisfactory, but the Group will remain exposed to exchange losses in Astra should the Indonesian Rupiah depreciate further.

Board

Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed is retiring and is not seeking re-election. He has been Chairman of the Cycle & Carriage Limited Board from 1993 to 1996 and a member of the MCL Board until November 2000. The Board would like to thank him for his support and advice which has contributed significantly to the Group's achievements.

Acknowledgements

The Group's performance reflected in no small way the efforts put in by all our 100,000 staff employed in our subsidiaries and associates, with Astra accounting for around 95,500 of them. The Board and I are grateful to them for their service and dedication. We would also like to thank our business associates for their support and help and our shareholders for their confidence in the Group. We hope to receive their continued support as we forge ahead to meet the challenges of the future with our restructured organisation.

Tan Sri Dato' Seri Mohd Saleh Sulong
Chairman
9 March 2001

group managing director's review



Philip Eng

The year 2000 marked a new beginning for the Cycle & Carriage Group. The investments and initiatives undertaken will bring profound changes, positioning Cycle & Carriage for further growth especially when the regional countries resume their economic momentum. The key direction remains a firm commitment to enhancing shareholder value, embracing technology and developing employees.

Last year, the Group realised its goal of adding a third leg to its business with the acquisition of a 31% stake in P.T. Astra International, Indonesia. Other acquisitions in the motor business included a 100% stake in Truck Investments of New Zealand and the Kia franchise for Singapore.

The acquisition of Astra was a unique opportunity that presented itself amidst the current economic difficulties in Indonesia. Astra is involved predominantly in the motor business. It also has a broad diversification into other businesses including heavy equipment, agribusiness, information technology and telecommunications, all of which provide Cycle & Carriage with the potential to enhance its earnings and expand beyond its own core motor and property businesses. Although the acquisition is not without its attendant risks from the high level of unhedged US dollar loans in Astra, the volatility of the Rupiah and other uncertainties, Astra was able to increase its revenue and profit at the trading level in 2000, before





accounting for exchange losses. The Group, therefore, believes that Astra has a strong potential for growth and will be among the first to benefit with the return of political stability and further economic improvements in the country.

In the automotive sector, the industry witnessed a global trend of mergers and consolidations with manufacturers seeking greater involvement and partnership with their distributors in the distribution value chain. In Singapore, the Mercedes-Benz operations were restructured into an exclusive dealership with lower margins expected from the loss of the wholesale margins from January 2001. In Malaysia, preliminary discussions on the participation by DaimlerChrysler in the wholesale functions have taken place, although no further progress has been made.

In the property business, the Group acquired new development sites and embarked on plans for regional expansion including the participation in a joint venture with the listed Landmarks Group in Malaysia to develop condominium projects for the middle income and upmarket sectors. As part of the ongoing process of enhancing shareholder value, we completed a critical assessment of our continued involvement in investment properties in Singapore. The strategic decision was made to dispose the low yielding investment properties at acceptable prices. The resources freed will be re-deployed to higher yielding opportunities in Singapore and the region.

Cycle & Carriage is one of the largest automotive players in Southeast Asia and Australasia. We remain firmly focused on our mission to be the top distributor and retailer in the region. In the property business, we are committed to upholding our reputation of providing quality products and services. To maintain our leading edge, we have made strategic decisions to harness the power of information technology and the Internet to improve processes and decision making within the Group. We will also continue to invest in upgrading the systems in order to improve customer service, productivity and reduce costs.

We believe that our people are our most valuable asset, hence human resource activities are geared towards recruiting, training and developing them to deliver "Excellence in Customer Service", a core value of the Group. Training programmes are designed to maximise productivity, nurture creativity and ensure that employees develop to their full potential. Human resource assessment, development and reward systems are periodically updated to ensure that they are competitive in order to attract and retain scarce talent.

In the year ahead, there are signs that the regional economies are slowing down and the operating environment will continue to be highly competitive and unpredictable. We are, nevertheless, optimistic about the economic outlook and potential for Southeast Asia and Australasia. Our immediate priority during this



Singapore motors together with its associates involved in complementary businesses had an excellent year, achieving a 98% increase in earnings to S$99.8 million.



period of consolidation is to take the necessary action to overcome the current difficulties in Indonesia and reduce the debt levels in the Company and Astra which may involve the disposal of Astra's non-core assets when the circumstances are right.

Since the Company's inception in 1899, we have pulled through difficult times to forge ahead with a pioneering spirit of enterprise and unwavering fortitude. We will ride through the prevailing challenges with the same determination, committed to enhancing shareholder value and achieving sustainable long-term growth.

MOTOR

Singapore

In 2000, the gross domestic product of Singapore grew by a robust 10% and retail sales rose by 25%. Motor vehicle sales were higher due to the significantly higher number of Certificates of Entitlement ("COEs") made available. Consequently, the passenger car market increased by an exceptional 51% to 58,117 units and the commercial vehicle market by 100% to 23,777 units.

Singapore motors together with its associates involved in complementary businesses had an excellent year, achieving a 98% increase in earnings to S$99.8 million. This was due mainly to the significant rise in the sale of Mercedes-Benz passenger cars which also benefited from a weaker Euro and lower COE premiums which had a positive impact on margins. Excellent growth in commercial vehicle sales and the contribution from the newly acquired Kia franchise were further factors.

A total of 10,074 passenger cars were sold, giving a 17% market share, 3% lower than 1999 as Mitsubishi sales were only slightly ahead of the previous year.

Mercedes-Benz passenger cars grew by a healthy 32% to 3,256 units attributable to continued strong demand for the new S-Class and facelifted E-Class. The new Mercedes-Benz C-Class, introduced in July 2000, received a large number of bookings at its launch. Deliveries were however limited in 2000 due to strong world-wide demand. It is expected to achieve a strong market position in 2001 when supply is increased.

During the year, the Japanese car segment saw tremendous growth but competition intensified with distributors cutting prices in order to gain market share. Mitsubishi passenger car sales increased by only 5% to 4,298 units due partly to the phasing out of the Lancer ahead of the launch of the new model in September. New models launched in 2000 included the third-generation 4-wheel drive Pajero and the versatile Mitsubishi Dion multi-purpose vehicle.

Proton also saw a decline in its market position. Sales however increased by 25% to 1,498 units in 2000. A new model, the 1.6 litre Waja was launched in 2000.





The appointment as the new Kia distributor in January 2000 reinforced the Group's position as a multi-franchise automotive dealer and distributor, which is represented in most segments of the market. Operations commenced in April with the opening of two new showrooms. To mark the launch of the marque under Singapore motors, the first Kia Motor Show in Singapore was held to showcase six Kia models and to launch the new Rio. Through competitive pricing and innovative marketing, a total of 1,022 passenger cars was sold within nine months – an increase of more than 300% of 1999's Kia sales in Singapore.

In the commercial market segment, Singapore motors maintained its 11% market share with sales of 2,692 units, an increase of 115%, arising from demand for the Mercedes-Benz Vito range of vehicles and the Mitsubishi L300 panel van.

Automotive financing and retailing of new and used cars by the Group's associates also performed well, in tandem with the buoyant automotive car sales.

The Singapore Mercedes-Benz operations were restructured in October 2000 to a retail and after-sales function. Staff dedicated to the import function were transferred to DaimlerChrysler Singapore which assumed responsibility for managing the import activities from January 2001. The cost base of the retail operation was reviewed and aligned with the new, lower margins.

To realise the Group's core value of "Excellence in Customer Service", Singapore motors continues to harness information technology to improve customer service and productivity in order to maintain its position as a top automotive retailer in Singapore. During the year, it invested in a state-of-the-art integrated retail management system with the capability to capture customer profile data and provide shared information on-line, enabling the operations to respond immediately to customer enquiries in all areas






brands




mazda
Fighter
4WD



of its businesses. The system will also enhance the marketing efforts and allow Singapore motors to strengthen its relationships with customers as it is better able to anticipate their needs.

Singapore motors' Customer Assistance Centre is dedicated to monitoring feedback from its customers. Regular customer surveys are conducted to identify areas for improvement and the Customer Satisfaction Index (CSI) is used for monitoring and evaluation of customer satisfaction. The success of the Service Day organised for customers and their families featuring talks and exhibits on proper car servicing and maintenance has encouraged the operations to make it a regular feature in its calendar of events.

To further enhance customer comfort and convenience, the showrooms at Alexandra Road were refurbished and to cater to the after-sale needs of Mitsubishi, Proton and Kia customers, a new 10-bay satellite service station was opened in Upper Thomson Road.

Recognising the need to invest in the training and development of its employees to better equip them to deliver excellent service quality, the Human Resource Department was reorganised into the People Development Department in August 2000. The department will concentrate on implementing a human resource planning and development strategy to nurture and develop employees to support the growth of the Singapore motor operations.

The year ahead will present new challenges for Singapore motors. The overall vehicle market is expected to contract due largely to a reduction in the number of commercial vehicle COEs to be released in 2001, partly compensated by the increase in passenger car COEs. Margins will be impacted by the loss of the Mercedes-Benz wholesale activities. This is expected to be partly mitigated by the increase in Mercedes-Benz and Mitsubishi passenger car sales, a full year's contribution from the Kia franchise and the introduction of Kia commercial vehicles in 2001.

Mercedes-Benz passenger car sales grew at a faster rate than the market, enabling the marque to maintain its leadership position in the luxury car segment.



Malaysia
The Malaysian vehicle market grew to 343,173 units in 2000 as the economy rebounded and low interest rates prompted consumers to buy more vehicles.

The Group's 49% owned associate, Cycle & Carriage Bintang Berhad ("CCB") benefited from these factors, recording a consolidated profit after taxation of RM55.1 million, 47% above the previous year, excluding the contribution from its associates, CCL Group Properties and Cycle & Carriage (Malaysia).

The passenger car market rose by 18% and the commercial vehicle market by 29%. The non-national passenger car market grew by 19% to 20,659 units, but remained a minor share of the market, at 7%. The luxury car sector dominated the non-national passenger car segment growing to 12,201 units.

Mercedes-Benz passenger car sales grew at a faster rate than the market, enabling the marque to maintain its leadership position in the luxury car segment.

The new C-Class which was launched in October, generated much interest and strong bookings. Sales are expected to increase when the completely-knocked-down ("CKD") version becomes available in the second quarter of 2001.

The E-Class continued as the leader in its market segment. Sales are however, expected to taper as this model has been in the market since 1996.

The S-Class maintained its leadership position at the top end of the luxury car segment. Units registered in 2000 consisted mainly of the completely-built-up ("CBU") version. The CKD version which only became available in December, has a lower selling price and is expected to do well in 2001 as reflected in the large number of bookings received.

Sales of Mercedes-Benz commercial vehicles were slow as the bus segment which accounts for most of the company's sales has been stagnant as it undergoes a period of consolidation and uncertainty. In addition, many of the bus service providers are facing difficulties and financial institutions have been cautious in granting them credit. In the prime-mover segment, sales were affected by the unavailability of new Mercedes-Benz models.

Mazda sales in 2000 were constrained by the run out of old passenger car and van stocks during the first half of the year in advance of the launch of new Mazda passenger car and commercial vehicle models in 2001. The Mazda Fighter – a 4-wheel drive double cab was successfully launched in April 2000. It made a promising entry into the market with 800 units sold as its dual-purpose design appealed to buyers in both the lifestyle and commercial segments.

Assembly activities increased during the year growing in tandem with the buoyant



As part of the continuous workshop service development programme, the company collaborated with DaimlerChrysler AG to look into ways to increase productivity and enhance service quality.



Mercedes-Benz passenger car sales. Various programmes were undertaken to improve the assembly operations. These included the implementation of a Delivery Product Audit for the company's plant and its contract assemblers, in line with DaimlerChrysler AG's quality management programme for passenger cars. The vehicle assembly and engine assembly plants are undergoing final surveillance audit to qualify for ISO 9002 certification.

In 2000, both Mercedes-Benz and Mazda parts operations enjoyed higher sales and profitability. The workshop operations also showed improvements with increases in labour sales from higher vehicle throughput.

As part of the continuous workshop service development programme, the company collaborated with DaimlerChrysler AG to look into ways to increase productivity and enhance service quality. In order to provide better quality after-sales service and value added services, a concerted effort has been made to expand training programmes, acquire special tools and equipment and reorganise the workshop operations. A succession plan is in place for the workshops where fresh degree and diploma graduates are recruited under a Technical Cadet Scheme to undergo a two-year training programme with the company.

Cycle & Carriage Malaysia ("CCM"), the Group's multi-franchised dealership operations recorded a profit of RM6.1 million, 30% down on the previous year as tax became payable in 2000 following the tax holiday in 1999 and passenger car sales were lower. A total of 1,268 Proton, Kia, Mitsubishi and Mazda passenger cars were sold, 5% down from 1999 while commercial vehicle sales at 605 units were 28% above 1999. Used car sales which commenced during the year were 130 units.

CCM's showroom at Jalan Tuanku Abdul Rahman will be relocated to a more strategic location at Jalan Ampang and the complex at Petaling Jaya will be expanded and upgraded to provide more showroom space to better serve its customers.

The non-national vehicle segment will continue to be limited in size and be highly competitive with the wide spectrum of vehicles available. The buoyant growth experienced in 2000 is not likely to be sustained this year, given the possible slower economic growth in Malaysia resulting from a slow down in the global economy. Some disruption is expected from the relocation, renovation and upgrading work to be undertaken by the Malaysian operations. CCB is however, expected to benefit from the local assembly of the Mercedes-Benz S-Class and C-Class models and the launch of new Mazda models and CCM from its recent appointment as a Hyundai dealer for passenger cars and commercial vehicles.

Australia

In Australia, the passenger car market increased marginally to 553,673 units


moving


ahead



The Accent, introduced in May, achieved strong sales of more than 14,500 units. It was voted Australia's "Best Small Car 2000" by the road servicing motoring clubs in all of Australia's six states.



despite the disruption caused by the introduction of a Goods and Services Tax (GST) in July and the weakening of the Australian dollar against both the Japanese Yen and the US dollar which put upward pressure on car prices.

Cycle & Carriage Australia sold a total of 48,836 units in 2000, slightly lower than the 1999 level, but profit increased by 11% to S$2.9 million as margins improved despite the weak currency due to the better model mix. The company maintained its position as the number one importer in 2000, a position it has held every year since 1995.

A total of 45,584 Hyundai passenger cars were sold, representing an 8% market share and the product range was expanded with the launch of four new models during the year.

The Accent, introduced in May, achieved strong sales of more than 14,500 units. It was voted Australia's "Best Small Car 2000" by the road servicing motoring clubs in all of Australia's six states. The Excel, which was replaced by the Accent, was voted small car of the decade by the National Roads and Motorists Association, an achievement the company is particularly proud of. Innovative marketing pioneered by the company in the early days included the "Drive Away No More to Pay" campaign which enabled young people to buy a car at an affordable A$13,999.

The Elantra, launched in October, was also very well received and close to 700 units were sold within three months of its launch. Hyundai also entered two new market segments in 2000 with the launch in July of the Trajet people mover and the Santa Fe 4-wheel drive in the all-terrain wagon sector which is growing fast in Australia.

The top selling models for Hyundai in 2000 were the affordably priced Accent and its forerunner, the Excel, and the Elantra which replaced the Lantra. Hyundai's flagship vehicle, the Grandeur, which is positioned in the luxury segment, continued to do well with sales increasing to 2,000 units.

In 2001, another three new models will be launched, targeting different market segments. These are the sports utility Lavita, the sporty, coupe Tiburon and the bigger 4-wheel drive Terracan, bringing the Hyundai product line-up in Australia to ten models.

In the prestige car segment, Audi sales grew by 14% to 3,252 units. The most popular Audi models were the A3 and Audi TT Coupe. No new models were launched in 2000, but two completely new models, the A4 and the sporty All Road Quattro will be introduced in 2001.

Investments will continue to be made by the Australian operations and their dealership network to upgrade and expand facilities as well as to adopt new and improved technology to meet the growing business needs.






Wellington City
NISSAN

With the expansion of the Hyundai range, the dealers' showrooms will also be improved and enlarged to enhance the customer service levels. Audi dealers completed the construction of five new showrooms befitting the prestigious image of the marque in 2000. To raise the profile of the Audi brand, the dealerships were revamped to conform to Audi's standards and identification. The dealership network was strengthened with three new dealers added in Queensland making a total of 25 dealerships in Australia.

New equipment was introduced to achieve greater automation in the spare parts warehouse and distribution business to meet the growing needs of the Hyundai and Audi vehicle population. Investments were made in IT hardware and software to integrate the various activities within the operations and to link up with dealers and major suppliers for quicker service and better support.

Attention was also directed to the opportunities that the Internet offers. This included the launch of the Hyundai and Audi websites which provide the latest product information, on-line enquiry and feedback.

The year 2001 will be challenging as market conditions are expected to be difficult with the anticipated slowdown in the economy and continued weakness of the Australian dollar. Despite this, the performance of Cycle & Carriage Australia should improve with the expanded Hyundai model range, the new Audi models and the benefits of the strengthened Audi dealership chain.

New Zealand

In New Zealand, a total of 71,307 new vehicles were sold, 1% up on 1999. The weak market was largely due to a lacklustre economy coupled with a dip in business confidence and the significant depreciation of the New Zealand dollar.

The New Zealand operations which recorded a small profit compared to the loss of the previous year comprise the dealerships

It was an eventful year with the launches of Nissan's all-new Maxima which won four New Zealand "Car of the Year" awards, the Pulsar, Skyline GTR and GTT.



operating under Cycle & Carriage (New Zealand) and newly acquired Truck Investments Limited ("TIL"). The results included the contribution for nine months from April to December of TIL which is New Zealand's largest distributor of heavy trucks and largest retail nationwide parts and service network.

A total of 1,432 Nissan, Mitsubishi and Chrysler Jeeps passenger cars and commercial vehicles were sold by the Cycle & Carriage (New Zealand) dealerships, 7% down on 1999. Used vehicle sales were 1,253 units, a decrease of 24% from 1999.

It was an eventful year with the launches of Nissan's all-new Maxima which won four New Zealand "Car of the Year" awards, the Pulsar, Skyline GTR and GTT. Mitsubishi released the new Pajero 4-wheel drive and the facelifted Diamante range.

In Wellington, the Nissan branch was refurbished to include a newly re-modelled joint Nissan and Chrysler dealership.

TIL which distributes Hino, MACK, Renault, ERF and Western Star trucks added the MAN brand to its line-up during the year. It sold 278 new trucks and 200 used trucks during the nine months after it was acquired.

TIL's subsidiary Truck Stops (NZ) Ltd, the nationwide parts and service operations, added a new branch in Wiri, South Auckland in July 2000. This increased its network to 12 branches and three agents, supported by a centralised parts distribution warehouse in Palmerston North to meet the growing demand for fast and efficient truck servicing and parts supply.

The overall business outlook for 2001 will be determined largely by the strength of the New Zealand dollar and the recovery of the New Zealand economy. The competitive nature of the industry is expected to continue. The new car market is expected to remain static in 2001.

Others

The other vehicle operations consisting of the operations in Thailand, Myanmar and Vietnam registered an operating loss. A profit of S$1.1 million was however recorded as certain closure costs provisions were written back.

In 2000, total vehicle sales in Thailand rose by 20% to 262,189 units due to the economic recovery. Our dealership operations under Cycle & Carriage Thailand sold a total of 1,265 Ford and Mazda vehicles, 185% above the previous year. Vehicle sales are expected to improve in 2001 as the election of a new government in January is expected to have a positive impact on the economy and consumer confidence.

The vehicle operations in Myanmar and Vietnam have not been profitable since their commencement. In 2000, the Group's 53% owned subsidiary in Myanmar was sold and in Vietnam the business conducted through our 65% owned subsidiary was ceased.



Sales in the residential sector declined by 40% from 1999 with a total take-up of 4,762 new units only as buyers were cautious due to the abundant supply and a lacklustre stock market.



PROPERTY

The Singapore economy enjoyed robust growth in 2000, but the property market went through a period of consolidation, with the exception of the office and certain industrial sectors.

Sales in the residential sector declined by 40% from 1999 with a total take-up of 4,762 new units only as buyers were cautious due to the concerns on supply and a lacklustre stock market. The resumption of the Government's land sales programme and a slowdown in the HDB resale sector also dampened sentiment. Prices fell marginally in the fourth quarter of 2000.

In contrast, the office sector saw rentals for prime space rising due to the strong demand and tight supply. The take-up of office space rose by 170% to 4.5 million square feet and the market is expected to remain buoyant in 2001.

The industrial market recorded marginal improvements in capital and rental values with growth registered mainly for hi-tech industrial space as a result of new planning guidelines which allowed e-businesses to be located in light industrial zones.

Against this background, the Group's property interests recorded a profit after taxation and minority interests of S$21.5 million compared to S$45.4 million in 1999. The higher profit in 1999 was due primarily to contributions from MeraWoods development which was completed in early 1999.

Sims Residences, an eight-storey apartment block in Sims Avenue, was re-launched in July with new layouts, improved finishings and more competitive pricing. 67 out of 112 units have been sold. Construction is progressing ahead of schedule and temporary occupation permit ("TOP") is expected in mid-2002.

Response to the Forest Hills condominium which was officially launched in January 2001, was encouraging with 80 out of 128 units sold, given the prevailing market sentiment. Construction will begin around the middle of 2001.

MCL Land has several upcoming residential projects in prime locations – Balmoral Residences, the Robertson development and Grange Gardens.

The 65-unit Balmoral Residences has been completed and TOP is expected soon. Located in the prestigious District 10, the launch of the freehold development is planned to be held in 2001.

The freehold Robertson 100 at Robertson Quay will be developed into a 10-storey block of 186 apartments. Construction is underway and TOP is expected by the end of 2003.

MCL Land is jointly developing Grange Gardens in District 10 together with Wing Tai



Holdings. The development will have 88 luxurious freehold condominium units and is currently at the planning stage.

Two new acquisitions were made in 2000. In June, a 7,622 square feet, prime freehold site at Devonshire Road was acquired and will be amalgamated with an adjacent parcel owned by MCL Land to create an enlarged site for a high-rise condominium development of 122 units. Construction is expected to begin in 2001.

In October, together with a joint venture partner, Ho Bee Developments, MCL Land was successful in its bid for two adjoining HDB land parcels at Upper Serangoon View, which are within the Hougang Town housing estate and beside the Serangoon River. The site costing S$219.9 million has a combined area of about 331,701 square feet which can accommodate 711 condominium units.

The industrial property development, Ubi Tech Park, is jointly owned with CapitaLand. It comprises nine land parcels, 28 landed terraces, 48 strata terraces and 623 flatted factories. About 40% of the total saleable area has been sold. The development is under construction and TOP is expected to be received in phases between 2001 and 2002.

MCL Land will continue to focus on development activities in Singapore to ensure an acceptable return and seek to divest its lower yielding investments. Consequently, it is looking to sell two investment properties in Singapore, but only if prices are acceptable. The properties are 78 Shenton Way, a 34-storey office building with an occupancy rate of about 95% and Juniper at Ardmore, a 20-unit freehold residential development which enjoys nearly full tenancy.

MCL Land is also looking to expand regionally in recovering markets and in sectors which offer good returns. In line with this, it has entered into a joint venture with PGK Sdn Bhd, a subsidiary of Malaysian Landmarks Group, having an equal stake in

MCL Land will continue to focus on development activities in Singapore to ensure an acceptable return and seek to divest its lower yielding investments.



two proposed residential developments in Wangsa Maju.

The first site has an area of 143,000 square feet for which a development order has been obtained. Marketing of this upmarket project, which comprises one tower block of 76 condominium units and 18 houses is scheduled for the end of 2001.

The second site with an area of 324,500 square feet is proposed to be developed into a condominium targeted at the middle income group. The development will have three towers with a total of 436 units.

MCL Land also owns Bintang Pantai Condominium in Kuala Lumpur. It enjoyed an average occupancy rate of over 90% in 2000 and provides attractive returns.

In Malaysia, the Group through its 79% owned subsidiary CCL Group Properties owns two commercial properties, Wisma Cyclecarri and Menara Weld in Kuala Lumpur. Both buildings enjoy satisfactory occupancy and rental rates considering the prevailing soft market conditions.

In Shanghai, China, MCL Land has a 15% stake in a major residential-cum-commercial development at Zhongsan Nan Er Road in the Xuhui District. Phase 1, comprising three apartment blocks with a total of 560 units, was completed in September 2000 while Phase 2, comprising a block of 284 apartments is expected to be completed in 2002.

MCL Land continues to emphasise service excellence as a core value and harness technology to improve operational efficiency and enhance service levels.

An integrated IT system was implemented, linking the company's accounting, property management, project accounting and e-commerce functions.

Several Internet initiatives were made, including the launch of seletarsprings.com.sg, a residential e-feedback and community portal that allows the company to keep in touch with its customers. A website enables customers to access corporate information, details of new launches and useful information on financial loans and renovation packages.

In 2001, MCL Land's trading profit is not expected to be higher than 2000, although profits are expected from the launch of its development projects. Occupancy levels of its investment properties are expected to remain satisfactory. The overall results will depend largely on the extent of any write-backs of provision for foreseeable losses made on development properties.

ASTRA

In 2000, the Indonesian economy made a modest recovery with a growth in gross domestic product which is estimated at 4.8%. The consumption-led recovery caused a boom in automotive sales, but



Astra maintained its dominant position with a 51% market share through its portfolio of well-known marques namely Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan Diesel.



showed signs of slowing down towards the end of the year.

Against this background, Astra reported a turnover of Rp26.1 trillion for the 11 months to 30 November 2000. At the trading level, before accounting for foreign exchange losses, a profit was achieved, but the decline in the Rupiah resulted in a loss of Rp658.9 billion for the 11 months.

The motor vehicle market grew by 250% to 275,257 units for the 11 months compared to the same period of 1999 due to the satisfaction of the pent-up demand and the availability of financing at more attractive interest rates. Competition was intense with most players launching aggressive campaigns to boost sales. Astra maintained its dominant position with a 51% market share through its portfolio of well-known marques namely Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan Diesel. A total of 139,114 motor vehicles were sold during the 11 months through Astra's network of more than 300 outlets spread all over Indonesia. New models launched during the year included the Toyota Kijang, Toyota Soluna, Daihatsu Zebra, Isuzu Panther and the Daihatsu Espass. The popularity of the Toyota Kijang and innovative marketing made it the best selling car in Indonesia with a 24% market share.

The motorcycle market also grew strongly, but by a smaller 120% to 959,377 units, including imported motorcycles from China, in the 11 months compared with the corresponding period of the previous year. The deregulation of the automotive industry in June 1999 was felt more acutely in the motorcycle industry with the entry of cheap motorcycles from China. Astra embarked on a campaign in several provinces, focusing on the reputable Honda brand image, quality and reliability and was able to sell a total of 433,054 motorcycles through its network of more than 700 outlets. This represented an increase in unit sales of 75% over the previous year, although its market share declined by 12% to 45%.

The rebound in the vehicle market also had a positive impact on Astra's auto related activities which include component manufacture, vehicle manufacturing, distribution, retail, finance and insurance.

Improvement was also seen in the trading performance of Astra's other businesses of heavy equipment, palm oil, information technology and telecommunications. The heavy equipment business which is involved mainly in the distribution of Komatsu heavy equipment, Nissan Diesel heavy trucks, Komatsu and Patria forklifts and other related components, saw a 35% increase in revenue. Komatsu continued to be the market leader of heavy equipment with sales increasing by 38% in the 11 months to 713 units representing a market share of 48%. Astra's sale of palm oil and derivative products increased by about 26% despite the fall in crude palm oil selling prices from an average of Rp2,180 per kg for 11 months of 1999 to Rp2,039 per kg for the comparative period in 2000, compensated by a 20% increase







in volume sold to 341,409 cubic metric tonnes. Revenue from the information technology and consumer goods business was lower due to the sale of the footwear, leather and garment businesses.

The woodbased business recorded a loss at the trading level despite higher revenue due to higher interest costs incurred. The volume of plywood and medium density fibreboard sold was marginally higher at 355,345 cubic metres, but lower plywood selling prices were obtained, partly offset by higher medium density fibreboard selling prices.

Astra's high level of unhedged foreign currency debt remains a concern. However, the stronger than expected recovery of vehicle sales generated strong operating flows which together with the proceeds from the restructuring of the Honda motorcycle operations will enable the early repayment of the Series I debt while the next major debt repayment is due only in December 2002. The depreciation of the Rupiah has resulted in substantial exchange losses being taken up in the books in 2000. As most of the exchange losses are unrealised, a stronger Rupiah would result in a reversal of the losses booked.

2000 has also been a year of changes in Astra. These included the disposal of the non-core footwear, leather and garment business, restructuring of the Honda motorcycle business as well as the agreement on the restructuring of the BMW operations which took place in January 2001.

During the year, Astra Graphia divested its footwear, leather and garment businesses to focus on its document services and information technology businesses.

In August, Astra signed a joint venture agreement with Honda Motor Corporation ("HMC") of Japan to restructure the operations of their respective motorcycle businesses in Indonesia. A new joint venture company was formed with HMC and Astra

During the year, Astra Graphia divested its footwear, leather and garment businesses to focus on its document services and information technology businesses.



each having a 50% stake. The restructuring is expected to achieve greater synergy by integrating the respective motorcycle operations in Indonesia.

In January 2001, agreement was reached with BMW AG in relation to the restructuring of the existing distributorship relationship. Astra will increase its interest in the BMW import and assembly business from 50% to 100%. BMW AG will take over the wholesale function and Astra will remain as its major dealer. The restructuring will enable Astra to continue with its long standing relationship with BMW AG and strengthen BMW AG's commitment to maintain and extend its leading position in the luxury car market in Indonesia.

The strong growth experienced in the Indonesian car market in 2000 is unlikely to be repeated in 2001 as much of the pent-up demand has been satisfied and a decline is possible while the motorcycle market is expected to show reasonable growth.

Astra is focusing on improving the profitability of its subsidiaries and associates. Its results are however, dependent on the continued recovery of the economy and stability of the political situation in the country and remain highly exposed to movements in the Rupiah.

partners with the community

The Cycle & Carriage Group believes that as a corporate citizen, it has a responsibility to contribute to the communities in the countries in which it operates. Its initiatives include supporting various programmes in the areas of charity, education and community development.

Charity

In Singapore, a donation of S$150,000 was made to the Red Cross Home for the Disabled and the Society for the Aged Sick to purchase specialised vehicles. This was part of the Group's five-year "Care for the Community" programme which commenced in 1997 when a total of S$750,000 was earmarked to be donated to voluntary welfare organisations to alleviate their transportation problems.

Having been a strong supporter of charity golf tournaments, the Singapore motor operations continued to sponsor hole-in-one prizes for more than 70 charity golf tournaments in 2000 to raise funds.

The Group's property arm, MCL Land made donations to the Singapore Dance Theatre, Eurasian Society, Autistic Association and National Day Parade.

In Australia, the Audi motor operations provided the first TT Roadster in Australia to




CARE FOR THE

the Kids First Foundation, a national charity dedicated to putting kids first and caring for abused children. The car was auctioned for over A$93,000 towards the Foundation.

Community

In the area of community development, the Group continued its yearly support of the "Handbrake Turn", a community education project in Australia which helps "put the brake" on disadvantaged youths and youths at risk. The Audi motor operations organised visits to the company for a programme detailing all aspects of the automotive industry, in line with the objective of the programme of providing the youths with insights into a better life and helping them turn their lives around.

Hyundai, in Australia continued with its strong support for safe driving, initiating and co-underwriting Western Australian Roadcare 2000, a major new safe driving programme aimed at existing drivers and senior school students.

The Group was also actively involved in supporting sports in Australia. As part of the annual Hyundai Hopman Cup Tennis Tournament, the Cup's Gala New Year's Eve Ball raised more than A$50,000 for children's charities while the associated Hyundai Junior Development days staged special coaching clinics to encourage youths in the game.

Hyundai also supported the arts scene in Australia, backing the biannual Adelaide Fringe Festival, a two-week celebration of music, comedy and alternative arts performances culminating in an all-in street parade through the city.

In Indonesia, community projects remain the key focus of the Group's new associate, PT Astra International Tbk ("Astra"), as it continued to actively support the local communities in which its subsidiaries operate. Community projects embarked upon included the building of schools and roads and organisation of healthcare and medical projects.

Astra, through the Dharma Bhakti Astra Foundation ("YDBA"), focuses on business partnerships and the strengthening of cooperatives and Small Medium Enterprises ("SMEs"). In 2000, free training courses were organised to help the SMEs develop their management, professional and technical skills. In addition, YDBA also assisted 104 SMEs by facilitating access to financial assistance.

Education

Education was one of the core focus of the Group's community relations programme and the Group was actively involved in supporting education programmes in Singapore and Indonesia.

In Singapore, the Group offered a Cycle & Carriage Scholarship at the new Singapore Management University for undergraduate studies in business management, contributing towards nurturing a new generation of creative entrepreneurs and visionary business leaders. A scholarship would be offered each





academic year and the deserving scholars supported through their education with the University.

The Group has been a sponsor of the Professional Chair at the NUS's Faculty of Business Administration which was established in 1985 with a S$1.5 million endowment. The Professional Chair allows prominent overseas professors to share their experience with local undergraduates. In July, Professor Vijay Mahajan from the University of Texas at Austin was invited to share his ideas on topics such as market penetration models for new products and products/ service positioning for competitive advantage.

In Indonesia, the Toyota-Astra Foundation, established in 1974, continued to support various educational and cultural projects. In 2000, more than 2,800 scholarships and grants worth Rp2 billion were awarded for university research and studies as well as to deserving students from middle school, high school and polytechnics.

A non-profit polytechnic institution, Politeknik Manufaktur Astra (PMA), founded by Astra in 1995 continues to train skilled and professional workers to fill the need for skilled labour in the Astra manufacturing divisions and the Indonesian manufacturing sector. Forty-four students graduated from PMA in 2000 with diplomas in Manufacturing and Information System.






opportunities

financial review



Neville Venter
Group Finance Director

The Group's revenue including the Group's share of its associates' revenue increased by 61% to S$4,588.3 million in 2000. This was attributable to the strong performance of the Singapore motor operations supported by improvements in the major markets of Malaysia and Australia and the inclusion of eight months' results of the Group's associate, PT Astra International Tbk ("Astra") in Indonesia. Excluding Astra, the increase would have been 17%.

Operating profit excluding exceptional items was S$198.1 million, an increase of 40% on the previous year due primarily to the strong performance of the Mercedes-Benz operations in Singapore. Share of results of associates excluding exceptional items increased by more than 500% to S$98.1 million due to the inclusion of Astra and the improved performance in Cycle & Carriage Bintang.

The Group's profit was however, reduced by the exceptional items which consisted of its share of Astra's foreign exchange loss of S$119.5 million (pre-tax) and a provision of S$20.8 million made for the diminution in value of investment in PT Bank Universal Tbk. This was partly offset by the write back of S$8.0 million in MCL Land's provision for foreseeable losses on certain development properties.

Net financing charges increased from S$8.5 million to S$25.0 million, reflecting the higher level of borrowings due to the acquisition of the stake in Astra.

The effective tax rate including associates was 38% due to certain costs not being deductible for income tax purposes, higher tax rates and restricted recognition of deferred tax asset in certain foreign subsidiaries.

Extraordinary gains consisted of S$24.3 million from the restructuring of Astra's Honda motorcycle operations and S$2.9 million from the disposal of the Group's stake in Selangor Ice Company.

Dividends

The Board is recommending a final dividend of 12 cents per share which together with the interim dividend of 5 cents per share makes a total dividend of 17 cents per share (1999: 30 cents per share including a special dividend of 10 cents per share in celebration of the Group's centenary). The Directors are proposing to recommend a scrip dividend scheme which will allow shareholders to elect to receive dividends in scrips. The scheme is subject to the approval of the Singapore Exchange Securities Trading Limited and the shareholders of the Company at the extraordinary general meeting to be convened.

Cashflows

Cash inflows from operating activities at S$243.0 million were higher than the previous year due to the higher operating profits. Cash outflows from investing activities increased to S$703.2 million principally because of the acquisition of a 31% interest in Astra at a cost of S$664.3 million and a 100% interest in Truck Investments in New Zealand for S$33.4 million. Cash inflows from financing at S$364.5 million consisted mainly of the S$400.0 million floating rate notes issued to fund part of the Astra acquisition cost.

Balance Sheet

Total assets excluding short term investments and bank and other liquid funds increased by 3% to S$2,190.0 million at the end of 2000 reflected mainly in investment properties, development properties and interests in associates.

In 2000, the Directors reviewed the carrying values of the Group's investment and development properties. A surplus of S$12.8 million was taken directly to reserves while the surplus of S$5.0 million from 78 Shenton Way has not been reflected in the accounts as the Directors are of the opinion that the 1999 valuation better reflects the fair value of the property under the current property market conditions.

Total liabilities excluding borrowings increased by 4% to S$416.6 million due mainly to the higher level of creditors.

Net debt increased to S$677.7 million at the end of 2000 from S$91.3 million at the end of 1999 due mainly to the financing of the Astra acquisition.

Shareholders' funds declined by 44% to S$685.6 million at the end of 2000 due to the write off of goodwill of S$626.9 million arising from the acquisition of Astra directly against reserves.



The investment of the Group's cash resources is managed so as to minimise credit risk while seeking to enhance yield.

Accounting Policies

There has been no material changes in the Group's accounting policies except for the policy adopted for the recognition of deferred tax assets.

Under the new policy, deferred tax assets are recognised where such benefits are expected to be realisable in the near future compared to the previous policy, where deferred tax assets were recognised only to the extent of any deferred tax liability and where such benefits were expected to be realisable in the near future. The effect of the change is to decrease taxation by a net amount of S$22.8 million in 2000 as the increase in the Group's taxation (excluding associates) of S$0.6 million is offset by the decrease in the Group's share of associates' taxation by S$23.4 million.

Value Added

Gross value added by the Group increased by 25% to S$296.1 million due to the higher profits achieved. Of the value added available for distribution, 83% or S$1,109.7 million was paid to the government in the form of duties and corporate taxes while S$80.6 million or 6% was shared among employees in the form of salaries and other staff costs. Shareholders received S$29.8 million or 2% and bank and other financial institutions received S$24.6 million. The amount retained for maintenance and future growth was S$98.9 million or 7%.

Treasury Policy

The Group manages its exposures to financial risk using a variety of techniques and instruments. The objective is to provide a degree of certainty about costs. Foreign currency commitments for motor vehicle imports are hedged. In those businesses with significant net debt, measures are taken to cap the rate of interest paid on a proportion of their borrowings. The investment of the Group's cash resources is managed so as to minimise credit risk while seeking to enhance yield. In the course of its activities, the Group enters into derivative financial instruments. However, its treasury function is specifically prohibited from undertaking speculative transactions unrelated to underlying financial exposures.

The Group is exposed to foreign currency fluctuations through Astra and in 2000 suffered significant exchange losses from Astra's unhedged foreign currency debt, mainly in US dollar.

Astra management continues to pursue ways of reducing its foreign currency exposure, but its ability to do so is limited by the terms of its debt restructuring agreement and the thin market for Rupiah bonds and foreign exchange hedges.

value added statement

	1996 S$m	1997 S$m	1998 S$m	1999 S$m	**2000 S$m**
Group revenue	1,743.7	1,785.6	1,663.2	2,575.4	**2,989.5**
Less:					
Purchases of goods & services	673.7	738.3	893.6	1,509.7	**1,651.6**
Government duties	796.3	802.9	519.6	846.1	**1,049.8**
Exceptional items	-	20.0	171.6	(16.7)	**(8.0)**
	1,470.0	1,561.2	1,584.3	2,339.1	**2,693.4**
Gross value added	273.7	224.4	78.9	236.3	**296.1**
Government duties deducted from above	796.3	802.9	519.6	846.1	**1,049.8**
Investment income	10.4	13.1	14.8	8.5	**5.0**
Share of associates' after tax profits/(losses)	72.3	66.1	(60.5)	13.4	**(34.5)**
Extraordinary items	-	-	30.2	5.2	**27.2**
	879.0	882.1	504.1	873.2	**1,047.5**
Value added available for distribution	1,152.7	1,106.5	583.0	1,109.5	**1,343.6**
Applied as follows:					
To government					
Government duties	796.3	802.9	519.6	846.1	**1,049.8**
Corporate taxes	54.8	47.5	44.4	33.7	**59.9**
	851.1	850.4	564.0	879.8	**1,109.7**
To employees					
Salaries and other staff costs	56.0	56.8	53.5	64.4	**80.6**
To suppliers of capital					
Finance charges	9.7	8.7	10.6	15.0	**24.6**
Dividends (net)	62.3	55.4	24.2	52.0	**29.8**
	72.0	64.1	34.8	67.0	**54.4**
Retained for maintenance and future growth					
Depreciation	12.2	13.3	12.7	15.2	**14.8**
Minority interests	23.6	18.5	(61.3)	21.9	**13.6**
Profit/(loss) after appropriation	137.8	103.4	(20.7)	61.2	**70.5**
	173.6	135.2	(69.3)	98.3	**98.9**
	1,152.7	1,106.5	583.0	1,109.5	**1,343.6**



S$m
1200
1000
800
600
400
200
0
-200
96
97
98
99
00
Government
Employees
Suppliers of capital
Retained in the business



S$m
1500
1200
900
600
300
96
97
98
99
00
Value added available
for distribution



statutory accounts

Directors' Report

The directors of Cycle & Carriage Limited present their report to the members together with the audited financial statements for the financial year ended 31 December 2000.

1. Principal Activities

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and provider of management services. There have been no significant changes in the nature of these activities during the financial year.

2. Results

	Group	Company
	S$m	S$m
Profit/(loss) after taxation	86.7	(48.1)
Minority interests	(13.6)	–
Profit/(loss) after taxation and minority interests	73.1	(48.1)
Extraordinary items	27.2	3.2
Profit/(loss) attributable to shareholders	100.3	(44.9)
Dividends paid and proposed	(29.8)	(29.8)
Retained profit/(loss)	70.5	(74.7)

In the opinion of the directors, the results of the operations of the Group and of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature, except for the exceptional items, extraordinary items and the change in accounting policy as disclosed in Notes 7, 10 and 38, respectively to the financial statements.

3. Transfers to/from Reserves and Provisions

There were no material transfers to or from reserves and provisions during the financial year except as shown below:

	Group	Company
	S$m	S$m
Transfers to/from capital reserves		
Net surplus on revaluation of investment properties (net of minority interests)	8.9	–
Reserve realised on sale of development properties	(0.6)	–
Goodwill written off on acquisition of a subsidiary	(12.5)	–
Share of a subsidiary's goodwill written off	(3.6)	–
Reserve realised on sale of an associate	4.1	–
Share of an associate's premium on shares issued	0.3	–
Share of an associate's other capital reserve movement	0.5	–
Transfers to/from retained earnings		
Gain on dilution of interest in an associate	0.3	–
Share of an associate's gain on dilution	16.5	–
Goodwill written off on acquisition of a subsidiary	(3.7)	–
Goodwill written off on acquisition of an associate	(626.9)	–
Transfers to translation reserves		
Foreign currency translation difference	(8.7)	(2.9)
Reserve realised on sale of an associate	(0.1)	–

4. Dividends

The directors propose that a final dividend of 12¢ or 12% less tax, amounting to S$20.9 million be paid in respect of the financial year ended 31 December 2000. The directors are proposing to recommend a scrip dividend scheme which will allow shareholders to elect to receive dividend in scrips. The scrip dividend scheme is subject to the approval of the Singapore Stock Exchange Securities Limited and the shareholders of the Company at an extraordinary general meeting to be convened.

An interim dividend of 5¢ or 5% less tax, amounting to S$8.7 million, was paid on 1 September 2000.

A final dividend of 15¢ or 15% less tax, amounting to S$26.2 million was paid during 2000, in respect of the previous financial year as provided for in the Directors' report for that year.

5. Acquisition and Disposal of Subsidiaries

During the financial year:

a. The Company incorporated Cycle & Carriage (Mauritius) Ltd as a wholly owned subsidiary with a paid up capital of US$2. The principal activity of the company is investment holding.

b. The Company acquired a 100% stake in Truck Investments Limited for a net consideration of S$33.4 million. The net tangible assets of Truck Investments Limited attributable to this stake were S$17.1 million.

c. The Company subscribed for an additional 399,998 shares of S$1 each at par in Republic Auto Pte Ltd and minority shareholders subscribed for an additional 600,000 shares of S$1 each thereby reducing the Company's stake in Republic Auto Pte Ltd from 100% to 40%.

d. MCL Land Limited acquired a 100% stake in Baytex Investments Pte Ltd for a consideration of S$2. The net tangible assets of Baytex Investments Pte Ltd attributable to this stake were S$2. The principal activity of the company is investment holding.

e. CCL Myanmar Pte Ltd disposed of its entire 75% stake in Cycle & Carriage Golden Star Limited for a cash consideration of S$1. The net tangible assets of Cycle & Carriage Golden Star Limited attributable to this stake were S$0.3 million.

f. The following companies were liquidated under members' voluntary liquidation:

   i. Malayan Credit House Private Limited
   ii. CCL Properties (Holland Village) Pte Ltd
   iii. CCL (Ampang) Properties Sdn Bhd
   iv. CCL (Barat) Properties Sdn Bhd

g. The Company acquired a 100% stake in a dormant company Finnerbest Pte Ltd for a consideration of S$2. The net tangible assets of Finnerbest Pte Ltd attributable to this stake were S$2.

6. Issue of Shares

During the financial year:

a. Cycle & Carriage Kia Pte Ltd (formerly known as Cycle & Carriage Saigon Tourist Automotive Pte Ltd) issued 999,998 ordinary shares of S$1 each at par for cash to provide additional working capital.

b. Cycle & Carriage (Mauritius) Ltd issued 2 ordinary shares of US$1 each at par for cash to provide initial capital.

c. Republic Auto Pte Ltd issued 999,998 ordinary shares of S$1 each at par for cash to provide additional working capital.

The Company and its subsidiaries did not issue any other shares or debentures during the financial year.

7. Directors

The directors of the Company in office at the date of this report are as follows:

Tan Sri Dato' Seri Mohd Saleh Sulong (Chairman)
Boon Yoon Chiang (Deputy Chairman) #
Philip Eng Heng Nee (Group Managing Director)
Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed
Rin Kei Mei
Anthony J L Nightingale #
Datuk Hassan Abas #
Alan Yeo Chee Yeow #
Vimala Menon #
Neville Barry Venter (Group Finance Director)
Lim Ho Kee #
Chang See Hiang #
Hasni bin Harun (alternate to Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed)
Owen P Howell-Price (alternate to Anthony J L Nightingale)
Dato' Maznah bte Abdul Jalil (alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)

Audit committee members

Directors' interest in shares and debentures are as follows:

	Direct interest held		**Deemed interest held**	
	31.12.2000	31.12.1999	**31.12.2000**	31.12.1999
Cycle & Carriage Limited				
Ordinary shares of S$1 each				
Tan Sri Dato' Seri Mohd Saleh Sulong*	–	–	48,317,800	48,317,800
Philip Eng Heng Nee	10,000	10,000	–	–
Neville Barry Venter	10,000	10,000	–	–
Options to subscribe for ordinary shares of S$1 each				
Philip Eng Heng Nee	460,000	415,000	–	–
Neville Barry Venter	80,000	–	–	–
MCL Land Limited				
Ordinary shares of S$1 each				
Philip Eng Heng Nee	35,000	35,000	–	–

* Tan Sri Dato' Seri Mohd Saleh Sulong, through (i) his interest in DRB-HICOM Berhad (formerly known as Diversified Resources Berhad) ("DRB-HICOM"); (ii) DRB-HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"); (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"); (iv) DRB-HICOM's and Mega's interest in Hicom Holdings Berhad ("Hicom"); and (v) Hicom's interest in Edaran Otomobil Nasional Berhad ("EON"), is deemed to have an interest in the 48,317,800 shares held by EON.

There was no change in any of the abovementioned interests between the end of the financial year and 21 January 2001.

No other person who was a director of the Company at the end of the financial year had an interest in any shares or debentures of the Company or its subsidiaries either at the beginning or end of the financial year or on 21 January 2001.

At no time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, except for the Senior Executives' Share Option Scheme 2000 under which 120,000 and 80,000 options to subscribe for ordinary shares of S$1 each in the Company were granted on 1 March 2000 and 12 May 2000 to Mr Philip Eng Heng Nee and Mr Neville Barry Venter, respectively. During the year, no options (1999: nil) were exercised by the directors.

Except as mentioned above, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a subsidiary with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as shown in Notes 4, 6 and 32 to the financial statements.

8. Audit Committee

In relation to the financial statements of the Company and the Group for the year ended 31 December 2000, the Audit Committee reviewed the audit plans and scope of the audit examination of the internal and external auditors of the Company. The internal and external auditors' findings on the internal controls of the companies within the Group and management's response to these findings were also discussed with the internal and external auditors and management. The Audit Committee's activities included a review of the financial statements of the Company and the Group for the year ended 31 December 2000, and the reports of the external auditors thereon. The Audit Committee has had two meetings since the report of the previous financial year.

The Audit Committee has recommended to the Board of Directors the re-appointment of our auditors, PricewaterhouseCoopers as external auditors of the Company at the forthcoming Annual General Meeting.

9. Share Options

Company

The CCL Senior Executives' Share Option Scheme 2000 was approved by the members of the Company at an Extraordinary General Meeting held on 6 May 1999 to replace the earlier CCL Senior Executives' Share Option Scheme approved in May 1989.

During 2000, options were granted by the Company pursuant to the CCL Senior Executives' Share Option Scheme 2000 in respect of 783,000 ordinary shares of S$1 each in the Company, of which 200,000 options were granted to two directors and 583,000 options were granted to employees of the Group. Each option entitles the holder to subscribe for one ordinary share in the Company at the exercise prices of S$3.98 and S$5.10 per share at any time before the expiry date, subject to the terms of the Scheme.

During the year, no shares were issued pursuant to the exercise of options, and as at 31 December 2000, the following options to take up 1,936,000 unissued shares of S$1 each in the Company were outstanding:

Date Options were Granted	At 1.1.2000 or Date of Grant	No. of Options Exercised	No. of Options Cancelled	At 31.12.2000	Exercise Price	Expiry Date
					S$	
26.3.1996	334,000	–	334,000	–	15.70	25.12.2000
24.3.1997	441,000	–	68,000	373,000	14.61	23.12.2001
9.4.1998	449,000	–	29,000	420,000	7.05	8. 1.2003
15.4.1999	472,000	–	41,000	431,000	7.22	14. 1.2004
1.3.2000	703,000	–	71,000	632,000	3.98	28. 2.2010
12.5.2000	80,000	–	–	80,000	5.10	11. 5.2010
	2,479,000	–	543,000	1,936,000		

Subsidiaries

During 2000, options were granted by a subsidiary, MCL Land Limited, pursuant to the MCL Land Executives' Share Option Scheme in respect of 298,000 ordinary shares of S$1 each in the subsidiary to a director and employees of the MCL Land Group. Each option entitles the holder to subscribe for one ordinary share in the subsidiary at the exercise price of S$1.03 per share at any time before the expiry date, subject to the terms and conditions of the Scheme. During the year, no shares were issued by virtue of the exercise of these options.

At 31 December 2000, the following options to take up 759,000 unissued shares of S$1 each in MCL Land Limited were outstanding:

Date Options were Granted	At 1.1.2000 or Date of Grant	No. of Options Exercised	No. of Options Cancelled	At 31.12.2000	Exercise Price S$	Expiry Date
2.5.1996	39,000	–	–	39,000	2.89	2.5.2001
21.4.1997	64,000	–	–	64,000	2.30	21.4.2002
27.4.1998	137,000	–	2,000	135,000	1.17	27.4.2003
12.4.1999	233,000	–	3,000	230,000	1.61	12.4.2004
1.3.2000	298,000	–	7,000	291,000	1.03	1.3.2005
	771,000	–	12,000	759,000		

Except for the above, no other options were granted by the Company or any subsidiary during the year and there were no unissued shares under option at the end of the year.

10. Asset Values

Before the financial statements of the Company and of the Group were prepared, the directors took reasonable steps:

a. to ascertain that proper action had been taken in relation to writing off and providing for bad and doubtful debts, and satisfied themselves that all known bad debts if any, had been written off and that adequate provision had been made for doubtful debts; and

b. to ensure that any current assets which are unlikely to realise their book values in the ordinary course of business were written down to their estimated realisable value or that adequate provision was made for the diminution in value of such assets.

At the date of this report, the directors are not aware of any circumstances which would render:

a. any amount written off for bad debts or the amount of the provision for doubtful debts in the Company and the Group inadequate to any substantial extent; or

b. the values attributed to current assets in the financial statements of the Company and the Group misleading.

11. Charges on Assets and Contingent Liabilities

At the date of this report, no charge on the assets of the Company or any other corporation in the Group has arisen since the end of the financial year which secures the liabilities of any other person and no material contingent liability of the Company or any other corporation in the Group has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

12. Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

13. Auditors

Our auditors, PricewaterhouseCoopers, being eligible, have expressed their willingness to accept re-appointment at the Annual General Meeting.

On behalf of the directors

Tan Sri Dato' Seri Mohd Saleh Sulong
Director

Datuk Hassan Abas
Director

Singapore
9 March 2001

Statement by Directors

In the opinion of the directors, the accompanying financial statements set out on pages 77 to 124 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2000 and of the results of the business and changes in equity of the Company and of the Group and the cash flows of the Group for the year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Tan Sri Dato' Seri Mohd Saleh Sulong
Director

Datuk Hassan Abas
Director

Singapore
9 March 2001

Auditors' Report

To the members of Cycle & Carriage Limited

We have audited the financial statements of the Company and the consolidated financial statements of the Group set out on pages 77 to 124. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

    i. the state of affairs of the Company and of the Group as at 31 December 2000 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date; and

    ii. the other matters required by Section 201 of the Act to be dealt with in the financial statements and in the consolidated financial statements;

b. the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors and the financial statements of those subsidiaries under voluntary liquidation, being financial statements that have been included in the consolidated financial statements. The subsidiaries audited by our associated firms are indicated on pages 117 to 122 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
9 March 2001

Consolidated Profit and Loss Account

For the year ended 31 December

	Notes	2000 S$m	1999 S$m
Revenue		**4,588.3**	2,854.7
Less: Share of associates' revenue		**(1,598.8)**	(279.3)
Group revenue	3	**2,989.5**	2,575.4
Cost of sales		**(2,551.3)**	(2,227.9)
Gross profit		**438.2**	347.5
Other operating income		**9.7**	11.0
Selling and distribution expenses		**(166.2)**	(147.6)
Administrative expenses		**(79.5)**	(70.7)
Other operating income/(expenses)		**(4.1)**	1.8
Operating profit	4	**198.1**	142.0
Share of results of associates		**98.1**	16.3
Trading profit		**296.2**	158.3
Exceptional items	7	**(132.3)**	16.7
Profit before financing charges		**163.9**	175.0
Net financing charges	8	**(25.0)**	(8.5)
Profit before taxation		**138.9**	166.5
Taxation	9	**(52.2)**	(36.6)
Profit after taxation		**86.7**	129.9
Minority interests		**(13.6)**	(21.9)
Profit after taxation and minority interests		**73.1**	108.0
Extraordinary items	10	**27.2**	5.2
Profit attributable to shareholders		**100.3**	113.2
Dividends paid and proposed (net)	11	**(29.8)**	(52.0)
Retained profit		**70.5**	61.2
Profit attributable to shareholders before extraordinary items		**73.1**	108.0
Profit attributable to shareholders after extraordinary items		**100.3**	113.2
Earnings per share:			
- basic and diluted	12	**42.9¢**	48.4¢
Earnings per share excluding extraordinary items:			
- basic and diluted	12	**31.2¢**	46.2¢
Earnings per share excluding exceptional and extraordinary items:			
- basic and diluted	12	**73.9¢**	41.9¢

The notes on pages 85 to 124 form an integral part of the financial statements.

Consolidated Balance Sheet

As at 31 December

	Notes	2000 S$m	1999 S$m
Non-current assets			
Fixed assets	13	**139.2**	148.4
Investment properties	14	**571.9**	553.7
Development properties	15	**568.2**	534.1
Interests in associates	17	**290.4**	256.7
Deferred tax asset	18	**10.9**	–
Other non-current assets	19	**21.2**	17.9
		1,601.8	1,510.8
Current assets			
Stocks	21	**392.5**	396.3
Debtors	22	**189.9**	212.3
Tax recoverable		**5.8**	5.7
Short term investments		**–**	23.5
Bank and other liquid funds	23	**93.7**	251.0
		681.9	888.8
Total assets		**2,283.7**	2,399.6
Non-current liabilities			
Borrowings due after one year	26	**612.1**	175.7
Deferred tax liability	27	**8.7**	2.6
Other non-current liabilities	28	**1.4**	5.3
		622.2	183.6
Current liabilities			
Creditors	24	**336.2**	317.2
Tax payable		**70.3**	77.3
Borrowings due within one year	25	**159.3**	190.1
		565.8	584.6
Total liabilities		**1,188.0**	768.2
Net assets		**1,095.7**	1,631.4
Financed by:			
Share capital and reserves			
Share capital	29	**234.0**	234.0
Reserves			
Share premium		**240.9**	240.9
Capital reserve	30	**77.1**	80.0
Revenue reserve	31	**133.6**	673.9
Shareholders' funds		**685.6**	1,228.8
Minority interests		**410.1**	402.6
		1,095.7	1,631.4

The notes on pages 85 to 124 form an integral part of the financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December

	Notes	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2000						
Balance at 1 January						
- as previously reported		234.0	240.9	80.0	673.9	1,228.8
- prior year adjustment arising from change in accounting policy	38	–	–	–	11.8	11.8
- as restated		234.0	240.9	80.0	685.7	1,240.6
Revaluation surplus		–	–	8.9	–	8.9
Goodwill written off on acquisition of:						
- an unquoted subsidiary		–	–	(12.5)	(3.7)	(16.2)
- a quoted associate		–	–	–	(626.9)	(626.9)
Share of a subsidiary's goodwill written off		–	–	(3.6)	–	(3.6)
Gain on dilution of interest in an associate		–	–	–	0.3	0.3
Share of an associate's other capital reserve		–	–	0.5	–	0.5
Share of an associate's premium on shares issued		–	–	0.3	–	0.3
Share of an associate's gain on dilution		–	–	–	16.5	16.5
Translation difference		–	–	–	(8.7)	(8.7)
Net loss not recognised in income statement		–	–	(6.4)	(622.5)	(628.9)
Profit attributable to shareholders		–	–	–	100.3	100.3
Total recognised losses for the financial year		–	–	(6.4)	(522.2)	(528.6)
Dividends paid/proposed	11	–	–	–	(29.8)	(29.8)
Reserves realised on:						
- sale of an associate		–	–	4.1	(0.1)	4.0
- sale of a development property		–	–	(0.6)	–	(0.6)
Balance at 31 December		234.0	240.9	77.1	133.6	685.6

The notes on pages 85 to 124 form an integral part of the financial statements.

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December

	Notes	Share capital	Share premium	Capital reserve	Revenue reserve	Total
		S$m	S$m	S$m	S$m	S$m
1999						
Balance at 1 January		233.9	240.3	72.6	612.1	1,158.9
Revaluation surplus		–	–	13.4	–	13.4
Goodwill written off on acquisition of:						
- subsidiaries		–	–	(0.8)	–	(0.8)
- associates		–	–	(3.6)	–	(3.6)
Loss on dilution of interest in an associate		–	–	–	(1.3)	(1.3)
Share of an associate's premium on shares issued		–	–	0.4	–	0.4
Translation difference		–	–	–	1.4	1.4
Net gains not recognised in income statement		–	–	9.4	0.1	9.5
Profit attributable to shareholders		–	–	–	113.2	113.2
Total recognised gains for the financial year		–	–	9.4	113.3	122.7
Issue of shares	29	0.1	0.6	–	–	0.7
Dividends paid/proposed	11	–	–	–	(52.0)	(52.0)
Reserves realised on:						
- sale of a subsidiary		–	–	0.2	0.5	0.7
- sale of an associate		–	–	2.7	–	2.7
- liquidation of a subsidiary		–	–	0.2	–	0.2
- sale of a development property		–	–	(5.1)	–	(5.1)
Balance at 31 December		234.0	240.9	80.0	673.9	1,228.8

The notes on pages 85 to 124 form an integral part of the financial statements.

Profit and Loss Account

For the year ended 31 December

	Notes	2000 S$m	1999 S$m
Revenue	3	**183.2**	90.9
Other operating income		**0.3**	0.1
Total income		**183.5**	91.0
Administrative expenses		**(7.2)**	(5.5)
Other operating income/(expenses)		**7.4**	24.6
Operating profit	4	**183.7**	110.1
Exceptional item	7	**(187.2)**	–
Profit/(loss) before financing income		**(3.5)**	110.1
Net financing income	8	**2.2**	4.2
Profit/(loss) before taxation		**(1.3)**	114.3
Taxation	9	**(46.8)**	(25.4)
Profit/(loss) after taxation		**(48.1)**	88.9
Extraordinary items	10	**3.2**	6.2
Profit/(loss) attributable to shareholders		**(44.9)**	95.1
Dividends paid and proposed (net)	11	**(29.8)**	(52.0)
Retained profit/(loss)		**(74.7)**	43.1

The notes on pages 85 to 124 form an integral part of the financial statements.

Balance Sheet

As at 31 December

	Notes	2000 S$m	1999 S$m
Non-current assets			
Fixed assets	13	**0.6**	0.7
Interests in subsidiaries	16	**1,220.4**	799.4
Interests in associates	17	**72.0**	80.2
		1,293.0	880.3
Current assets			
Debtors	22	**2.2**	21.5
Tax recoverable		**0.4**	0.3
Short term investments		**-**	18.5
Bank and other liquid funds	23	**3.6**	59.1
		6.2	99.4
Total assets		**1,299.2**	979.7
Non-current liabilities			
Borrowings due after one year	26	**400.0**	-
Deferred tax liability	27	**1.1**	0.9
		401.1	0.9
Current liabilities			
Creditors	24	**27.3**	33.5
Tax payable		**0.7**	0.7
Borrowings due within one year	25	**3.2**	0.1
		31.2	34.3
Total liabilities		**432.3**	35.2
Net assets		**866.9**	944.5
Financed by:			
Share capital and reserves			
Share capital	29	**234.0**	234.0
Reserves			
Share premium		**240.9**	240.9
Revenue reserve	31	**392.0**	469.6
Shareholders' funds		**866.9**	944.5

The notes on pages 85 to 124 form an integral part of the financial statements.

Statement of Changes in Equity

For the year ended 31 December

	Notes	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2000					
Balance at 1 January		234.0	240.9	469.6	944.5
Translation difference		–	–	(2.9)	(2.9)
Loss attributable to shareholders		–	–	(44.9)	(44.9)
Total recognised losses for the financial year		–	–	(47.8)	(47.8)
Dividends paid/proposed	11	–	–	(29.8)	(29.8)
Balance at 31 December		234.0	240.9	392.0	866.9
1999					
Balance at 1 January		233.9	240.3	426.8	901.0
Translation difference		–	–	(0.3)	(0.3)
Profit attributable to shareholders		–	–	95.1	95.1
Total recognised gains for the financial year		–	–	94.8	94.8
Issue of shares	29	0.1	0.6	–	0.7
Dividends paid/proposed	11	–	–	(52.0)	(52.0)
Balance at 31 December		234.0	240.9	469.6	944.5

The notes on pages 85 to 124 form an integral part of the financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December

	Notes	**2000**	1999
		S$m	S$m
Cash flows from operating activities	35	**243.0**	230.0
Interest paid		**(32.4)**	(23.5)
Interest received		**5.5**	8.1
Other finance costs paid		**(5.1)**	(2.0)
Income taxes paid		**(60.1)**	(24.5)
		(92.1)	(41.9)
Net cash flows from operating activities		**150.9**	188.1
Cash flows from investing activities			
Sale of fixed assets and shares in associates		**14.1**	14.9
Purchase of investment properties		**(0.2)**	(6.9)
Purchase of fixed assets	13	**(8.9)**	(7.9)
Disposal/acquisition of subsidiaries, net of cash disposed/acquired	36	**(44.3)**	6.3
Purchase of other investments		**(4.8)**	–
Purchase of additional shares in a subsidiary		**–**	(25.5)
Purchase of shares in associates		**(665.2)**	(62.1)
Dividends received from associates (net)		**6.1**	13.3
Net cash flows from investing activities		**(703.2)**	(67.9)
Cash flows from financing activities			
Proceeds from issue of shares		**–**	0.7
Loans repaid to associates		**–**	(1.8)
Term loans and Floating Rate Notes		**409.3**	(95.5)
Loan to minority shareholders		**(1.4)**	(3.5)
Investment by minority shareholders		**–**	0.5
Dividends paid to minority shareholders		**(8.5)**	(2.5)
Dividends paid		**(34.9)**	(43.3)
Net cash flows from financing activities		**364.5**	(145.4)
Net change in cash and cash equivalents		**(187.8)**	(25.2)
Cash and cash equivalents at the beginning of the year		**270.0**	295.4
Effect of exchange rate changes		**0.1**	(0.2)
Cash and cash equivalents at the end of the year	37	**82.3**	270.0

The notes on pages 85 to 124 form an integral part of the financial statements.

Notes to the Financial Statements

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General

The Company is domiciled and incorporated in Singapore and is listed on the Singapore Exchange. The registered office is located at 239 Alexandra Road, Singapore 159930.

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and a provider of management services.

2 Significant Accounting Policies

a. Basis of Preparation

The financial statements are prepared under the historical cost convention modified by the revaluation of certain fixed assets, investment and development properties and other investments.

The financial statements are prepared in accordance with and comply with the Singapore Statements of Accounting Standard.

The financial statements of the Company and of the Group are expressed in Singapore dollars.

b. Consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries after eliminating inter-company transactions and recognising the minority interests in these subsidiaries. The results of subsidiaries acquired or disposed of during the financial year are included in the Group financial statements from the date of acquisition to the date of disposal.

The difference between the cost of acquisition and the fair value of net assets acquired represents goodwill on consolidation, and is adjusted against reserves in the year of acquisition.

c. Subsidiaries and Associates

Investments in subsidiaries and associates are stated in the financial statements of the Company at cost. Provision is made for any diminution in value that is other than temporary.

An associate is defined as a company, not being a subsidiary, in which the Group has an interest of at least 20% of the equity and in whose financial and operating policy decisions the Group exercises significant influence. The difference between the cost of acquisition and the fair value of net assets acquired represents goodwill, and is adjusted against reserves in the year of acquisition.

The Group's share of the revenue and results of associates based on audited financial statements or management accounts for the year ended 31 December is included in the consolidated profit and loss account. The Group's share of the post-acquisition reserves is added to the value of the investments in the associates in the consolidated balance sheet. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero value, unless the Group has incurred obligations or guaranteed obligations in respect of the associate.

d. Revenue Recognition

Group revenue includes sales to external customers (including government duties), proceeds from the sale of development properties and property rental income. Associates' revenue comprises the Group's share only. The Company's revenue comprises dividends and service charges. Revenue excludes Goods & Services Tax.

Revenue from the sale of goods is recognised when the goods are billed and are ready for delivery. Revenue from the rendering of services is recognised when the service is rendered. Revenue from the sale of development properties is recognised using the percentage of completion method. Rental income is recognised on an accrual basis. Dividend income from investments is recognised when declared to be payable.

e. Fixed Assets

All fixed assets are stated at cost except for certain freehold and leasehold land and buildings which were revalued based on independent professional valuations in 1984.

Leasehold land and improvements are amortised in equal instalments over the period of the respective leases. Buildings are depreciated using the straight line method over 30 years or the estimated remaining period of the lease, whichever is shorter. Other fixed assets are depreciated using the straight line method at the following rates:

Plant & machinery	10 – 20%
Office furniture, fixtures & equipment	10 – 33⅓%
Motor vehicles	20%

f. Investment Properties

Investment properties are properties which are held on a long term basis for their investment potential and for the generation of income. Investment properties are stated at annual valuation on an open market basis. An independent professional valuation of the Group's investment properties is effected once every three years based on their open market value for existing use. An internal valuation is effected by the directors each intervening year on the same basis as that used for the independent professional valuation.

g. Development Properties

Development properties are properties which are being developed either for sale or for producing rental income. Properties developed for sale are stated at cost plus attributable profits/losses to date less progress billings. Properties developed for producing rental income are stated at cost.

Cost includes land, construction and related development costs and interest on borrowings obtained to finance the purchase and construction of the properties. The interest on borrowings capitalised is arrived at by reference to the actual rate payable on borrowings by the companies concerned and, in regard to funds obtained from the Group, at the average rate paid.

Profit is recognised on the units for which sales agreements have been concluded, using the percentage of completion method. Full provision is made for foreseeable losses. The percentage of completion is determined by the level of construction costs incurred as a proportion of the estimated total construction costs to completion.

h. Revaluation Reserve

The net surplus or deficit on revaluation of fixed assets and investment properties is taken to the capital reserve account unless the total revaluation surplus is insufficient to cover the deficit, in which case the amount by which the deficit exceeds the available surplus is charged to the profit and loss account. Any subsequent reversal of such a deficit is also taken to the profit & loss account.

The surplus or deficit on revaluation not utilised at the date of sale of an investment property is taken to the profit and loss account.

i. Hire Purchase Debtors

Interest receivable is allocated over the period of the agreement in proportion to the reducing balance using the Rule of 78 formula. Interest is only taken to the profit and loss account when the instalment is due.

j. Other Investments

Other investments are stated at cost. Provision is made for any diminution in value that is other than temporary.

k. Stocks

Stocks are stated at the lower of cost and net realisable value, cost being generally determined using the specific identification method.

l. Bad and Doubtful Debts

Bad debts are written off as soon as it is established that these are irrecoverable. Specific provision is made for known doubtful debts and a general provision is made on the remaining debts.

m. Short Term Investments

Short term investments are stated at the lower of cost and market value on a portfolio basis.

n. Taxation

Current taxation is provided based on the tax payable on the income for the financial year that is chargeable to tax.

Deferred taxation is provided using the liability method for all material timing differences in the recognition of certain income and expenses for accounting and for taxation purposes. Provision is made to the extent that it is probable that the liability will materialise.

As described in note 38, there has been a change in the accounting policy adopted for recognition of deferred tax assets. Under the new policy, deferred tax assets are recognised where such benefits are expected to be realisable in the near future whereas under the previous policy, deferred tax benefits were recognised only to the extent of the deferred tax liability and where such benefits are expected to be realisable in the near future.

o. Foreign Currencies

Transactions in foreign currencies are translated into Singapore dollars, where applicable, by reference to exchange rates taken from contracts for purchase of forward exchange or at the exchange rates prevailing at the transaction dates. At each balance sheet date, recorded monetary balances that are denominated in foreign currencies are adjusted to reflect the exchange rates at the balance sheet date except for those hedged by foreign exchange forward contracts which are translated at the contracted forward exchange rates. All such exchange adjustments are taken to the profit and loss account.

For the purpose of consolidation, the financial statements of foreign subsidiaries and associates are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date. The results of foreign subsidiaries and associates are translated into Singapore dollars at the average exchange rates for the financial year. The resulting foreign currency translation adjustments are taken directly to foreign currency translation reserve.

For the purpose of consolidation of the subsidiaries and equity accounting of associates in Malaysia, the rate of exchange prevailing at the balance sheet date is taken to be Malaysian Ringgit ("RM") 3.80 to one US dollar, the official exchange rate established and accepted by Bank Negara (the central bank of Malaysia).

Exchange differences arising on monetary items that, in substance, form part of the Company's or its subsidiaries' net investment in a foreign entity, are taken directly to foreign currency translation reserve.

p. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Where these relate to interest rate movements, interest payable and receivable under such instruments is accrued and recorded as an adjustment to interest income or expense related to the underlying exposure. Premiums paid or received on options are included in creditors or debtors and amortised to the consolidated profit and loss account over the life of the agreements. Where derivative financial instruments are used to hedge future commitments or transactions in foreign currencies, the unrealised exchange differences are deferred and will be recognised in the measurement of the underlying transactions.

3. Revenue

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Sale of goods	**2,902.9**	2,500.6	**–**	–
Rendering of services	**43.2**	34.4	**1.6**	1.7
Rental and service charge of investment properties	**35.1**	36.1	**–**	–
Dividends	**–**	–	**181.6**	89.2
Others	**8.3**	4.3	**–**	–
	2,989.5	2,575.4	**183.2**	90.9
Share of associates' revenue	**1,598.8**	279.3	**–**	–
	4,588.3	2,854.7	**183.2**	90.9

4. Operating Profit

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Operating profit is determined after charging:				
Depreciation on fixed assets (Note 13)	**14.8**	15.2	**0.2**	0.3
Fixed assets written off (Note 13)	**0.1**	0.9	**–**	–
Fees paid to a firm of which a director is a member	**–**	0.1	**–**	–
Remuneration of:				
- auditors of the Company	**0.4**	0.3	**0.2**	0.1
- other auditors	**1.5**	0.1	**1.3**	–
Non–audit fees paid to auditors of the Company	**0.2**	0.2	**0.1**	–
Loss on liquidation of a subsidiary	**–**	0.2	**–**	–
Loss on disposal of a subsidiary	**0.3**	–	**–**	–
Loss on disposal of shares in an associate	**–**	0.1	**–**	0.1
Net exchange loss	**0.8**	–	**–**	0.3
Rental expenses – operating lease	**5.5**	3.9	**–**	–
Bad debts written off	**0.2**	–	**–**	–
Provision for:				
- diminution in value of investment in associates	**–**	–	**–**	0.5
- diminution in value of other investments	**2.3**	–	**–**	–
- amounts due from subsidiaries	**–**	–	**–**	18.5
- doubtful debts (trade)	**–**	0.1	**–**	–
- doubtful debts (non–trade)	**1.0**	0.5	**–**	–
- stock obsolescence	**1.4**	3.3	**–**	–
- warranty claims, maintenance and other sales obligations	**21.2**	18.7	**–**	–
- repairs and maintenance	**1.6**	1.2	**–**	–
And crediting:				
Dividends (gross) from:				
- quoted subsidiaries	**–**	–	**6.6**	2.2
- unquoted subsidiaries	**–**	–	**166.1**	69.1
- quoted associates	**–**	–	**7.5**	5.1
- unquoted associates	**–**	–	**1.4**	12.8
Rental income	**29.1**	30.7	**–**	–
Profit on disposal of fixed assets	**0.8**	1.9	**–**	–
Writeback in provision for:				
- doubtful debts (trade)	**2.7**	–	**–**	–
- diminution in value of investment in subsidiaries	**–**	–	**5.1**	42.6
- amounts due from subsidiaries	**–**	–	**1.2**	–
- amounts due from associates	**–**	1.5	**–**	1.5
Net exchange gain	**–**	0.4	**1.0**	–
Revaluation surplus realised on sale of development properties	**0.6**	5.1	**–**	–

5. Discontinued Activities

In 1999, the Company disposed of its entire 70% stake in Sri Temasek Limited, which owned four Mazda dealerships in New Zealand. The Group's share of the turnover and profit or loss from these discontinued activities for 1999, which have been included in the Group's results, are shown below:

	Revenue		Profit/(loss) before interest and tax		Profit/(loss) after tax and minority interests	
	2000	1999	**2000**	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Motor						
Chrysler franchise	**–**	10.0	**–**	4.2	**–**	2.8
Mazda franchise	**–**	20.7	**–**	–	**–**	(0.1)
	–	30.7	**–**	4.2	**–**	2.7
Profit on sale of interest in Sri Temasek Limited (Note 10)					**–**	1.9

6. Remuneration of Directors

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Remuneration of the directors of the Company	**2.6**	1.9	**1.2**	1.1

The number of directors of the Company whose remuneration falls within the following remuneration bands is as follows:

	2000	1999
Below S$250,000	**10**	10
S$250,000 – S$499,999	**–**	–
S$500,000 and above	**2**	2
	12	12

7. Exceptional Items

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Provision written back by a subsidiary for foreseeable losses on certain development properties	**8.0**	16.7	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(187.2)**	–
Share of exchange losses on an associate's foreign currency debts	**(119.5)**	–	**–**	–
Share of provision made by an associate for the diminution in value of an investment	**(20.8)**	–	**–**	–
	(132.3)	16.7	**(187.2)**	–

The exceptional items included in the profit after taxation and minority interests are as follows:

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Provision written back by a subsidiary for foreseeable losses on certain				
development properties	**4.8**	9.9	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(187.2)**	–
Share of exchange losses on an associate's foreign currency debts	**(83.7)**	–	**–**	–
Share of provision made by an associate for the diminution in value				
of an investment	**(20.8)**	–	**–**	–
	(99.7)	9.9	**(187.2)**	–

8. Net Financing Income/(Charges)

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Interest income from:				
- unquoted subsidiaries	**–**	–	**13.0**	1.1
- unquoted associates	**0.1**	0.2	**0.1**	0.2
- other investments and deposits	**4.9**	8.3	**1.5**	2.9
Interest expense on:				
- bank borrowings	**(24.6)**	(15.0)	**(11.8)**	–
- other borrowings	**–**	–	**(0.4)**	–
- loan from an unquoted subsidiary	**–**	–	**(0.2)**	–
Other finance costs	**(5.4)**	(2.0)	**–**	–
	(25.0)	(8.5)	**2.2**	4.2

9. Taxation

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
For current financial year:				
- Singapore	**46.6**	60.9	**43.7**	22.7
- Malaysia	**2.6**	0.1	**2.7**	2.0
- Others	**4.0**	2.3	**0.2**	0.3
Deferred taxation (Notes 18 & 27)	**6.8**	(29.5)	**0.2**	0.4
Adjustments in respect of prior years				
- Current taxation	**(0.1)**	(0.4)	**–**	(0.3)
- Deferred taxation (Notes 18 & 27)	**–**	0.3	**–**	0.3
Group taxation	**59.9**	33.7	**46.8**	25.4
Share of associates' taxation	**(7.7)**	2.9	**–**	–
	52.2	36.6	**46.8**	25.4

The effective tax rate for the Group is higher than the current Singapore tax rate of 25.5% due to certain costs not being deductible for income tax purposes, higher tax rates and restricted recognition of deferred tax asset in certain foreign subsidiaries. The share of associates' tax credits is due mainly to the recognition of the Group's share of Astra's deferred income tax benefits on timing differences and tax losses.

10. Extraordinary Items

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Profit on sale of shares in associates	**2.9**	3.3	**3.2**	4.4
Profit on sale of shares in subsidiaries	**–**	1.9	**–**	1.8
Share of an associate's gain on restructuring of its motorcycle operations	**24.3**	–	**–**	–
	27.2	5.2	**3.2**	6.2

11. Dividends Paid and Proposed (Net)

	Group and Company	
	2000	1999
	S$m	S$m
Prior year dividend underprovided	**0.2**	–
Interim dividend paid of 5% (1999: 5%) less income tax	**8.7**	8.7
Special interim dividend paid of 10% less income tax in 1999	**–**	17.3
Final dividend proposed of 12% (1999: 15%) less income tax	**20.9**	26.0
	29.8	52.0

12. Earnings per Share

For the 12 months ended 31 December

	Group	
	2000	1999
	S$m	S$m
Net profit attributable to shareholders	**100.3**	113.2
Weighted average number of ordinary shares in issue (millions)	**234.0**	233.9
Basic earnings per share	**42.9¢**	48.4¢
Net profit attributable to shareholders	**100.3**	113.2
Net profit used to determine diluted earnings per share	**100.3**	113.2
Weighted average number of ordinary shares in issue (millions)	**234.0**	233.9
Adjustment for share options under option during the year (millions)	**-**	0.1
Weighted average number of ordinary shares for diluted earnings per share (millions)	**234.0**	234.0
Diluted earnings per share	**42.9¢**	48.4¢
Earnings per share data excluding the extraordinary items		
Net profit attributable to shareholders	**100.3**	113.2
Extraordinary items	**(27.2)**	(5.2)
Net profit before extraordinary items	**73.1**	108.0
Basic earnings per share excluding extraordinary items	**31.2¢**	46.2¢
Net profit used to determine diluted earnings per share	**100.3**	113.2
Extraordinary items	**(27.2)**	(5.2)
Net profit for diluted earnings per share excluding extraordinary items	**73.1**	108.0
Diluted earnings per share excluding extraordinary items	**31.2¢**	46.2¢
Earnings per share excluding the exceptional and extraordinary items		
Net profit attributable to shareholders	**100.3**	113.2
Exceptional items	**99.7**	(9.9)
Extraordinary items	**(27.2)**	(5.2)
Net profit before exceptional and extraordinary items	**172.8**	98.1
Basic earnings per share excluding exceptional and extraordinary items	**73.9¢**	41.9¢
Net profit used to determine diluted earnings per share	**100.3**	113.2
Exceptional items	**99.7**	(9.9)
Extraordinary items	**(27.2)**	(5.2)
Net profit for diluted earnings per share excluding exceptional and extraordinary items	**172.8**	98.1
Diluted earnings per share excluding exceptional and extraordinary items	**73.9¢**	41.9¢

13. Fixed Assets

	Land				Office furniture,		
	Freehold	Leasehold	Buildings	Plant & machinery	fixtures & equipment	Motor vehicles	Total
	S$m	S$m	S$m	S$m	S$m	S$m	S$m
Group							
2000							
Net book value at 1 January	22.1	19.9	70.5	23.2	9.1	3.6	148.4
Translation adjustments	(2.2)	0.1	(3.3)	0.1	(0.4)	–	(5.7)
Additions	–	–	1.2	1.1	2.5	4.1	8.9
Additions arising from acquisition of subsidiaries	0.8	–	1.9	0.2	0.7	0.6	4.2
Disposals	–	–	–	(0.1)	(0.1)	(1.3)	(1.5)
Disposals arising from sale of subsidiaries	–	–	(0.2)	–	–	–	(0.2)
Depreciation charge (Note 4)	–	(0.6)	(3.6)	(5.3)	(3.7)	(1.6)	(14.8)
Amounts written off (Note 4)	–	–	(0.1)	–	–	–	(0.1)
Net book value at 31 December	20.7	19.4	66.4	19.2	8.1	5.4	139.2
Cost	19.7	24.3	93.0	73.6	26.7	9.6	246.9
Valuation at 30 September 1984	1.0	1.8	1.2	–	–	–	4.0
Accumulated depreciation	–	(6.7)	(27.8)	(54.4)	(18.6)	(4.2)	(111.7)
	20.7	19.4	66.4	19.2	8.1	5.4	139.2
1999							
Net book value at 1 January	26.6	20.2	75.0	28.2	10.5	4.4	164.9
Translation adjustments	1.1	(0.1)	1.4	0.4	–	–	2.8
Additions	–	0.4	2.7	0.6	2.4	1.8	7.9
Disposals	(2.3)	–	(3.0)	–	(0.1)	(1.0)	(6.4)
Disposals arising from sale of subsidiaries	(2.6)	–	(1.7)	(0.2)	(0.1)	(0.1)	(4.7)
Depreciation charge (Note 4)	–	(0.6)	(3.9)	(5.7)	(3.5)	(1.5)	(15.2)
Amounts written off (Note 4)	(0.7)	–	–	(0.1)	(0.1)	–	(0.9)
Net book value at 31 December	22.1	19.9	70.5	23.2	9.1	3.6	148.4
Cost	21.1	24.2	94.0	71.8	23.9	8.1	243.1
Valuation at 30 September 1984	1.0	1.8	1.2	–	–	–	4.0
Accumulated depreciation	–	(6.1)	(24.7)	(48.6)	(14.8)	(4.5)	(98.7)
	22.1	19.9	70.5	23.2	9.1	3.6	148.4

The freehold land and buildings of the Group with a net book value of S$47.4 million at 31 December 2000 (1999: S$50.9 million) has been pledged as collateral for bank loans (Notes 25(a), 26(c) and 26(d)).

If all freehold land, leasehold land and buildings had been included in the financial statements at cost less depreciation, the net written down value of these fixed assets would have been S$104.5 million (1999: S$110.5 million).

	Leasehold improvements S$m	Office furniture, fixtures & equipment S$m	Motor vehicles S$m	Total S$m
Company				
2000				
Net book value at 1 January	0.1	0.2	0.4	0.7
Additions	–	–	0.4	0.4
Disposals	–	–	(0.3)	(0.3)
Depreciation charge (Note 4)	–	(0.1)	(0.1)	(0.2)
Net book value at 31 December	0.1	0.1	0.4	0.6
Cost	0.8	0.6	0.9	2.3
Accumulated depreciation	(0.7)	(0.5)	(0.5)	(1.7)
	0.1	0.1	0.4	0.6
1999				
Net book value at 1 January	–	0.3	0.6	0.9
Additions	0.1	–	0.3	0.4
Disposals	–	–	(0.3)	(0.3)
Depreciation charge (Note 4)	–	(0.1)	(0.2)	(0.3)
Net book value at 31 December	0.1	0.2	0.4	0.7
Cost	0.8	0.6	1.2	2.6
Accumulated depreciation	(0.7)	(0.4)	(0.8)	(1.9)
	0.1	0.2	0.4	0.7

14. Investment Properties

	Group	
	2000	1999
	S$m	S$m
At valuation:		
Freehold land and buildings	**265.1**	247.3
Leasehold land and buildings	**306.8**	306.4
	571.9	553.7

The valuations at 31 December 2000 were conducted by independent professional valuers, Jones Lang LaSalle Property Consultants Pte Ltd, DTZ Debenham Tie Leung (SEA) Pte Ltd, KGV-Lambert Smith Hampton (M) Sdn Bhd, C H Williams Talhar & Wong Sdn Bhd and Rahim & Co Chartered Surveyors Sdn Bhd, based on the open market value for existing use. The valuations at 31 December 1999 were conducted by the directors on the same basis as those used for the independent professional valuation. The surplus on valuation in 2000 amounting to S$12.8 million (1999: S$22.5 million) has been incorporated in the financial statements.

14. Investment Properties (continued)

At 31 December 2000, independent professional valuer, Jones Lang LaSalle Property Consultants Pte Ltd conducted a valuation on the investment property at 78 Shenton Way based on the open market value for existing use. The valuation of the property at 31 December 2000 was S$304.9 million giving rise to a surplus on valuation of S$5.0 million. The surplus has not been taken up in the financial statements of the Group as the directors are of the opinion that the 1999 valuation better reflects the fair value of the property under the current property market conditions.

A lienholders' caveat on freehold land and buildings with a book value of S$138.8 million (1999: S$126.6 million) of two subsidiaries has been registered to obtain long term loans (Note 26(a), (b)).

15. Development Properties

	Group	
	2000	1999
	S$m	S$m
Freehold and leasehold land:		
At valuation – 30 September 1981*	**-**	23.0
At cost	**710.4**	855.9
	710.4	878.9
Add: Development cost	**179.7**	282.5
Interest, property tax and overheads capitalised	**60.5**	62.1
	950.6	1,223.5
Add: Development profits recognised based on the percentage of completion method	**10.0**	137.4
Less: Provision for foreseeable losses	**(132.9)**	(174.4)
Progress billings	**(259.5)**	(652.4)
	568.2	534.1
Capitalised during the financial year:		
- interest	**7.7**	7.1
- property tax	**1.4**	0.4

The interest rates used to determine the amount of borrowing costs capitalised ranged from 2.4% to 5.0% (1999: 2.5% to 3.9%) per annum.

Development properties with net book values of S$316.9 million (1999: S$323.3 million) have been pledged by way of first legal mortgages for four long term bank loans granted to subsidiaries (Notes 26(f) to (i)).

Provision for foreseeable losses utilised during the year amounted to S$33.5 million (1999: nil) for the Group.

* *Certain properties were revalued prior to them being designated as development properties.*

16. Interests in Subsidiaries

	Company	
	2000	1999
	S$m	S$m
At cost:		
- quoted equity shares	**518.1**	518.1
(market value: 2000: S$255.7 million; 1999: S$339.5 million)		
- unquoted equity shares	**241.4**	207.0
At directors' valuation in 1975:		
- unquoted equity shares	**10.0**	10.0
	769.5	735.1
Less: Provision for diminution in value of interests in subsidiaries	**(6.5)**	(11.6)
	763.0	723.5
Amounts owing by subsidiaries:		
- non-trade, less provision of S$204.5 million (1999: S$18.5 million)	**542.6**	55.7
- trade	**0.7**	37.0
	543.3	92.7
Amounts owing to subsidiaries		
- non-trade	**(85.8)**	(16.8)
- trade	**(0.1)**	–
	(85.9)	(16.8)
	1,220.4	799.4

All non-trade advances to and from subsidiaries are unsecured and have no fixed terms of repayment except for non-trade advances to subsidiaries amounting to S$414.9 million (1999: S$25.8 million) which is interest bearing and interest rates ranged from 3.2925% to 7.6875% per annum in 2000 (1999: 5.8% to 6.15% per annum), and non-trade advances from subsidiaries amounting to S$62.9 million (1999: nil) which is interest bearing and interest rate charged was 2.5625% per annum in 2000.

All other advances to and from subsidiaries are interest free.

A list of subsidiaries is set out on pages 117 to 122.

17. Interests in Associates

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
At cost:				
- quoted equity shares				
(market value: 2000: S$402.9 million; 1999: S$151.0 million)	**689.2**	24.9	**24.9**	24.9
- unquoted equity shares	**102.4**	110.2	**28.2**	36.5
	791.6	135.1	**53.1**	61.4
Provision for diminution in value of investment in unquoted associates	**–**	–	**(0.5)**	(0.5)
Post-acquisition reserves	**(568.1)**	53.6	**–**	–
	223.5	188.7	**52.6**	60.9
Long term loan to an associate (interest free)	**19.4**	19.3	**19.4**	19.3
Amounts owing by associates:				
- non-trade	**87.5**	57.2	**–**	–
- trade	**27.1**	29.4	**–**	–
	114.6	86.6	**–**	–
Amounts owing to associates:				
- non-trade	**(67.1)**	(37.6)	**–**	–
- trade	**–**	(0.3)	**–**	–
	(67.1)	(37.9)	**–**	–
	290.4	256.7	**72.0**	80.2

The long term loans and non–trade advances to and from associates are interest free, unsecured and have no fixed terms of repayment.

Three associates, Rutile Pte Ltd, PMCL Pte Ltd and Bodenheim Investments Pte Ltd which was acquired during the year, are deemed to be joint venture companies as MCL Land Limited has a long term 50% interest in each of them and has, by way of contractual arrangements, joint control in the companies' operational and financial affairs. Rutile Pte Ltd and PMCL Pte Ltd each have a 50% interest in Ubi Development Pte Ltd, which owns an industrial development property at Ubi Avenue 1 while Bodenheim Investments Pte Ltd owns a residential property at Hougang Avenue 7/Upper Serangoon View.

MCL Land Limited's 50% share of the assets employed and liabilities incurred by the joint venture companies is as follows:

	2000	1999
	S$m	S$m
Development property	**84.2**	49.4
Net current assets	**38.8**	38.5
Borrowings due after one year	**(47.0)**	(47.0)
Amount due to shareholders	**(112.8)**	(57.2)

During the year, the Group acquired an interest in PT Astra International Tbk ("Astra"), a company incorporated in Indonesia and listed on the Jakarta and Surabaya stock exchanges, at a total cost of S$664.3 million. Goodwill of S$626.9 million arising on the acquisition was written off directly to reserves. Due to the size and complexities of Astra, its results are reported later, as such Astra's results are only equity accounted for the eight months from 1 April 2000 (date of acquisition) to 30 November 2000 but adjusted for significant transactions occurring in December 2000. As at 31 December 2000, the carrying value of Astra was S$25.6 million.

A list of the Group's associates is set out on pages 123 to 124.

18. Deferred Tax Asset

The movement in deferred tax asset is as follows:

	Group	
	2000	1999
	S$m	S$m
Balance at 1 January	**–**	–
Prior year adjustment (Note 38)	**11.8**	–
Acquired through purchase of a subsidiary	**0.1**	–
Translation adjustment	**(0.4)**	–
Movement for the year (Note 9)	**(0.6)**	–
Balance at 31 December	**10.9**	–

19. Other Non-Current Assets

	Group	
	2000	1999
	S$m	S$m
Hire purchase debtors (Note 20)	**6.6**	5.7
Loans to a minority shareholder of a subsidiary	**12.1**	11.8
Amount owing by a minority shareholder of a subsidiary	**–**	0.4
Other investments in unquoted equity shares		
- at cost	**4.8**	–
- less provision for diminution in value	**(2.3)**	–
	2.5	–
	21.2	17.9

The loans to a minority shareholder of a subsidiary consist of capital loans extended by a subsidiary, Cycle & Carriage (Australia) Pte Ltd (formerly known as Astre Investments Pte Ltd) to St George Bank Limited, Australia. Both are shareholders in AAG Finance Pty Ltd, a subsidiary of the Company. The loans have been provided to meet St George Bank Limited's obligation in maintaining the bank's adequacy percentage of the vehicle financing portfolio that St George Bank Limited has written on behalf of AAG Finance Pty Ltd. The loans are unsecured with no fixed terms of repayment and bear interest at St George Bank's value of capital rate which was calculated at 6.1% per annum for 2000 (1999: 6.1% per annum).

Included in other investments is an amount of S$2.5 million for a 24.9% stake held by a subsidiary in DaimlerChrysler Singapore Pte Ltd, a company formed to undertake the wholesale activities of the Mercedes-Benz operations with effect from 1 January 2001. The investment has been classified as other investments as the Group and the subsidiary will not participate in the profit or loss of DaimlerChrysler Singapore Pte Ltd.

20. Hire Purchase Debtors

	Group	
	2000	1999
	S$m	S$m
Gross amount outstanding		
- receivable within one year	**6.6**	6.2
- receivable within two to five years	**7.4**	6.4
Total gross amount outstanding	**14.0**	12.6
Less: Interest not yet due	**(1.9)**	(1.8)
Provision for doubtful debts	**(0.2)**	(0.2)
	(2.1)	(2.0)
Net amount outstanding	**11.9**	10.6
Receivable within one year (Note 22)	**5.3**	4.9
Receivable within two to five years (Note 19)	**6.6**	5.7
	11.9	10.6

21. Stocks

	Group	
	2000	1999
	S$m	S$m
Vehicles	**343.7**	345.0
Parts and accessories	**57.3**	62.2
	401.0	407.2
Less: Provision for slow moving and obsolete parts and accessories	**(8.5)**	(10.9)
	392.5	396.3

Included above are vehicle stocks of S$6.7 million (1999: S$8.1 million) carried at net realisable value.

Slow moving and obsolete parts and accessories provision utilised during the year amounted to S$3.8 million (1999: S$2.5 million) for the Group.

Stocks of the Group include items purchased under a reservation of title clause where the title of the goods is held by the vendor until payment is made. The cost of such stocks totalling S$30.1 million (1999: S$46.8 million) at year end has been paid by the end of January 2001.

Vehicle stocks valued at S$2.0 million (1999: S$2.1 million) owned by two subsidiaries have been pledged as security for short term loans as disclosed in Note 25.

22. Debtors

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Trade debtors	**159.7**	177.7	**–**	–
Less: Provision for doubtful debts	**(9.8)**	(13.2)	**–**	–
	149.9	164.5	**–**	–
Sundry debtors	**27.8**	30.5	**0.2**	21.3
Less: Provision for doubtful debts	**(2.8)**	(2.3)	**–**	–
	25.0	28.2	**0.2**	21.3
Hire purchase debtors (Note 20)	**5.3**	4.9	**–**	–
Amount due from a minority shareholder of a subsidiary	**–**	3.0	**–**	–
Deposits	**1.4**	3.7	**–**	–
Prepayments	**7.6**	6.8	**0.1**	–
Interest receivable	**0.7**	1.2	**1.9**	0.2
	189.9	212.3	**2.2**	21.5

Bad debts written off against provision for doubtful debts amounted to S$1.1 million (1999: S$0.4 million) for the Group in 2000. Included in the provision for doubtful debts of the Group is a translation adjustment of S$0.1 million (1999: S$0.1 million).

23. Bank and Other Liquid Funds

The short term deposits and bank balances of certain subsidiaries, amounting to S$22.4 million (1999: S$35.1 million) and S$1.3 million (1999: S$1.2 million) respectively, are held under the Housing Developers (Project Account) Rules, withdrawals from which are subject to the provisions of those Rules.

Included in the short term deposits of the Group is an amount placed with a related company of a substantial shareholder of the Company amounting to S$0.9 million (1999: S$0.9 million).

24. Creditors

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Trade creditors	**168.5**	173.3	**–**	–
Sundry creditors	**21.5**	18.4	**0.6**	3.8
Accrued development costs	**0.8**	4.7	**–**	–
Accrued operating expenses	**73.4**	55.5	**4.0**	3.7
Provision for warranty claims, maintenance, sales obligations and miscellaneous costs	**44.3**	33.4	**–**	–
Provision for repairs and maintenance	**4.8**	3.8	**–**	–
Interest payable	**2.0**	2.1	**1.8**	–
Dividend proposed (net)	**20.9**	26.0	**20.9**	26.0
	336.2	317.2	**27.3**	33.5

Warranty claims, maintenance, sales obligations and miscellaneous costs utilised during the year amounted to S$10.3 million (1999: S$7.2 million) for the Group.

Repairs and maintenance costs utilised during the year amounted to S$0.6 million (1999: S$2.5 million) for the Group.

Included in the creditors of the Group are amounts owing to related companies of the substantial shareholders of the Company amounting to S$3.4 million (1999: S$1.2 million).

25. Borrowings Due within One Year

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Secured				
Bank loans secured against the stocks of subsidiaries (Note 21)	**0.2**	0.7	**–**	–
Bank loans secured by floating charge over assets of a subsidiary	**0.8**	0.7	**–**	–
Short term bank loans (a)	**83.5**	85.8	**–**	–
Portion of long term loans due within one year (Note 26)	**31.4**	4.6	**–**	–
Bank overdrafts (a)	**10.8**	0.8	**–**	–
Bills payable (b)	**0.2**	–	**–**	–
Unsecured				
Bank loans	**32.0**	93.8	**–**	–
Bank overdrafts	**0.4**	3.7	**3.2**	0.1
	159.3	190.1	**3.2**	0.1

a. Short term bank loans and bank overdrafts amounting to S$79.7 million (1999: S$86.6 million) are secured by a first ranking registered equitable charge over all of the assets and undertakings of the subsidiaries concerned and by corporate guarantees provided by the Company and another subsidiary. The remaining bank loans and bank overdrafts of S$14.6 million (1999: nil) are secured by a registered first mortgage over the the freehold land and buildings (Note 13) of a subsidiary and a floating charge over the assets of certain subsidiaries.

b. The bills payable are secured on corporate guarantee provided by the Company.

26. Borrowings Due after One Year

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Secured long term loans	**243.5**	180.3	**–**	–
Less: Portion of long term loans due within one year (Note 25)	**(31.4)**	(4.6)	**–**	–
Secured long term loans due after one year	**212.1**	175.7	**–**	–
Unsecured Floating Rate Notes	**400.0**	–	**400.0**	–
Total long term loans due after one year	**612.1**	175.7	**400.0**	–

Included above are:

a. a term loan of RM56.6 million (1999: RM59.6 million) from a related company of a substantial shareholder of the Company secured by a lienholder's caveat on the freehold land and building (Note 14) of a subsidiary. The loan is repayable on 12 March 2001 and has been included in short term loans (Note 25). Interest rate was 7.7% per annum in 2000 (1999: 7.7% to 8.95% per annum).

b. a term loan of RM21.0 million (1999: RM30.0 million) secured by a lienholder's caveat on the freehold land and building (Note 14) of a subsidiary. The loan is repayable on 29 December 2002. Interest rates ranged from 7.55% to 7.8% per annum in 2000 (1999: 7.8% to 9.05% per annum).

c. a 10-year commercial bill facility with 7 years remaining, of which A$21.6 million (1999: A$24.5 million) remained outstanding. The loans are secured by mortgages on four properties (Note 13), a floating charge on the assets of a subsidiary and a guarantee provided by another subsidiary. The current portion of A$3.4 million (1999: A$3.3 million) has been included in short term loans (Note 25). Interest rates ranged from 6.65% to 7.87% per annum in 2000 (1999: 6.0% to 6.7% per annum).

d. two mortgage loans totalling NZ$2.5 million (1999: NZ$2.8 million) secured over the freehold land and buildings (Note 13) of a subsidiary. One of the loans is payable by December 2001 while the other loan is repayable by monthly instalments commencing June 1998 and is to be reviewed in January 2008. The current portion of NZ$1.3 million (1999: NZ$0.1 million) has been included in short term loans (Note 25). Interest rates ranged from 6.39% to 7.85% per annum in 2000 (1999: 5.9% to 6.39% per annum).

e. a long term bank loan of S$20.0 million (1999: S$20.0 million) that was repaid during the year. The loan was secured by way of a first legal mortgage on a subsidiary's development property, the assignment of all the rights of that subsidiary, title and interest in the Building & Lease Agreement, construction contracts, performance bonds, insurance, tenancy agreements and sale and purchase agreements in connection with the development. Interest rates ranged from 2.43% to 2.77% per annum in 2000 (1999: 3.0% to 4.7% per annum).

f. a long term bank loan of S$90.0 million (1999: S$90.0 million) with embedded bond call option is secured by way of a first legal mortgage on a subsidiary's property under development at Robertson Quay (Note 15) and the assignment of rental income from and insurance policies on the development property. The interest rate on the bank loan is fixed at 5% per annum and is repayable in one lump sum on 30 April 2002.

   In 1999, S$50.0 million of the bank loans were converted into 200 5% secured bearer bonds of S$250,000 each due 30 April 2002 through the partial exercise of the embedded bond call option. The bonds rank pari passu with the related long term bank loan.

g. a long term bank loan of S$40.0 million (1999: nil) secured by way of a first legal mortgage on a subsidiary's development property at Devonshire Road (Note 15), the assignment of all the rights of that subsidiary, title and interest in the Building & Lease Agreement, construction contracts, sale and purchase agreements and insurance policies on the property under development. The loan is repayable no later than 2004 or 6 months after the date of issuance of the Temporary Occupation Permit ("TOP") for the development, whichever is the earlier. Interest rate charged during the year was 4.6% per annum.

h. a long term bank loan of S$28.0 million (1999: nil) secured by way of a first legal mortgage on a subsidiary's development property at Mukim 13 Transit Road (Forest Hills) (Note 15), the assignment of all the rights of that subsidiary, title and interest in the Building & Lease Agreement, construction contracts, performance bonds, insurance, tenancy agreements and sale and purchase agreements in connection with the development. The loan is repayable no later than 31 July 2003 or 6 months after the date of issuance of the TOP for the development, whichever is the earlier. Interest rates ranged from 3.6% to 3.65% per annum in 2000.

i. a long term bank loan of S$25.0 million (1999: nil) secured by way of a first legal mortgage on a subsidiary's development property at Sims Avenue/Lorong 39 Geylang/Lorong 41 Geylang (Note 15), the assignment of all the rights of that subsidiary, title and interest in the Building & Lease Agreement, construction contracts, performance bonds, insurance, tenancy agreements and sale and purchase agreements in connection with the development. The loan is repayable no later than 30 June 2002 or 6 months after the date of issuance of the TOP for the development, whichever is the earlier. Interest rates ranged from 3.55% to 3.75% per annum in 2000.

j. a term loan of NZ$3.3 million (1999: NZ$3.0 million) secured by a floating first debenture over all assets of a subsidiary. The loan is repayable by monthly instalments of NZ$144,667 commencing January 2001. The current portion of NZ$1.7 million (1999: NZ$1.0 million) has been included in short term loans (Note 25). Interest rates ranged from 6.65% to 7.4% per annum in 2000 (1999: 6.05% to 6.65% per annum).

26. Borrowings Due after One Year (continued)

k. Floating Rate Notes ("FRNs") totalling S$400.0 million issued by the Company during the year. The FRNs are unsecured and were issued in five series with the following repayment terms:

	Amount S$m	Repayable By
Series 1 due 2003	320.0	29 Nov 2003
Series 2 due 2002	15.0	29 Nov 2002
Series 3 due 2003	15.0	29 Nov 2003
Series 4 due 2004	15.0	29 Nov 2004
Series 5 due 2005	35.0	29 Nov 2005
	400.0	

Interest rates charged in 2000 ranged from 3.93072% to 4.08072% per annum.

27. Deferred Tax Liability

The movement in deferred tax liability is as follows:

	Group		Company	
	2000 S$m	1999 S$m	**2000 S$m**	1999 S$m
Balance at 1 January	**2.6**	31.8	**0.9**	0.2
Provision for the year (Note 9)	**6.2**	(29.5)	**0.2**	0.4
Adjustment in respect of prior years (Note 9)	**–**	0.3	**–**	0.3
Translation adjustment	**(0.1)**	–	**–**	–
Balance at 31 December	**8.7**	2.6	**1.1**	0.9

28. Other Non-Current Liabilities

	Group	
	2000 S$m	1999 S$m
Retention money payable	**1.4**	5.1
Loan from a minority shareholder of a subsidiary	**–**	0.2
	1.4	5.3

29. Share Capital of the Company

	2000 S$m	1999 S$m
Authorised:		
300,000,000 ordinary shares of S$1 each	**300.0**	300.0
Issued and fully paid:		
Opening balance – 233,995,439 (1999:233,897,439) ordinary shares of S$1 each	**234.0**	233.9
Issue of 98,000 ordinary shares under the Senior Executives' Share Option Scheme at S$7.05 each in 1999	**–**	0.1
Closing balance – 233,995,439 (1999: 233,995,439) ordinary shares of S$1 each	**234.0**	234.0

At the end of the financial year, the following options granted under the Senior Executives' Share Option Schemes were outstanding:

Exercise Price	Expiry Date	No. of Options 2000	No. of Options 1999
S$15.70	25 December 2000	**–**	334,000
S$14.61	23 December 2001	**373,000**	441,000
S$ 7.05	8 January 2003	**420,000**	449,000
S$ 7.22	14 January 2004	**431,000**	472,000
S$ 3.98	28 February 2010	**632,000**	–
S$ 5.10	11 May 2010	**80,000**	–
		1,936,000	1,696,000

30. Capital Reserve

	Group	
	2000	1999
	S$m	S$m
Composition:		
Asset revaluation reserve	**76.6**	68.3
Other reserve	**0.5**	11.7
	77.1	80.0
Movements:		
Asset revaluation reserve		
Balance at 1 January	**68.3**	60.0
Reserves realised on sale of development properties	**(0.6)**	(5.1)
Net surplus on revaluation of investment properties (net of minority interests)	**8.9**	13.4
Balance at 31 December	**76.6**	68.3
Other reserve		
Balance at 1 January	**11.7**	12.6
Reserves realised on:		
- sale of associates	**4.1**	2.7
- sale of a subsidiary	**–**	0.2
- liquidation of a subsidiary	**–**	0.2
Goodwill written off on acquisition of		
- subsidiaries	**(12.5)**	(0.8)
- associates	**–**	(3.6)
Share of associates'		
- premium on allotment of shares	**0.3**	0.4
- other capital reserve movement	**0.5**	–
Share of subsidiary's goodwill written off	**(3.6)**	–
Balance at 31 December	**0.5**	11.7

31. Revenue Reserve

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Composition:				
Translation reserve	**(145.9)**	(137.1)	**(3.7)**	(0.8)
Retained earnings	**279.5**	811.0	**395.7**	470.4
	133.6	673.9	**392.0**	469.6
Movements:				
Translation reserve				
Balance at 1 January	**(137.1)**	(139.0)	**(0.8)**	(0.5)
Translation adjustment	**(8.7)**	1.4	**(2.9)**	(0.3)
Reserve realised on:				
- sale of a subsidiary	**–**	0.5	**–**	–
- sale of an associate	**(0.1)**	–	**–**	–
Balance at 31 December	**(145.9)**	(137.1)	**(3.7)**	(0.8)
Retained earnings				
Balance at 1 January				
- as previously reported	**811.0**	751.1	**470.4**	427.3
- prior year adjustment (Note 38)	**11.8**	–	**–**	–
- as restated	**822.8**	751.1	**470.4**	427.3
Profit attributable to shareholders	**100.3**	113.2	**(44.9)**	95.1
Dividends paid/proposed	**(29.8)**	(52.0)	**(29.8)**	(52.0)
Gain/(loss) on dilution of interest in associates	**0.3**	(1.3)	**–**	–
Share of an associate's gain on dilution	**16.5**	–	**–**	–
Goodwill written off on acquisition of:				
- an unquoted subsidiary	**(3.7)**	–	**–**	–
- a quoted associate	**(626.9)**	–	**–**	–
Balance at 31 December	**279.5**	811.0	**395.7**	470.4

32. Related Party Transactions

In addition to the related party information shown elsewhere in the financial statements, the following significant related party transactions took place during the financial year at terms agreed between the parties concerned:

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
a. With associates:				
Purchase of goods and services	**(4.0)**	(1.5)	**–**	–
Reimbursement to the Company for cost of management services	**0.1**	0.1	**0.1**	0.1
Sale of goods and services	**493.0**	284.8	**–**	–
Commission and incentives earned	**2.9**	1.2	**–**	–
b. With directors at commercial terms:				
Sale of motor vehicles by a subsidiary to certain directors of the Company	**–**	1.1	**–**	–
c. With related companies of substantial shareholders of the Company:				
Purchase of 20% stake in UMF (Singapore) Limited	**–**	(14.5)	**–**	(14.5)
Purchase of goods and services	**(41.3)**	(48.2)	**(0.1)**	–
Insurance premium paid	**(5.9)**	(7.4)	**–**	–
Interest paid	**(2.0)**	(2.4)	**–**	–
Rental paid	**(0.1)**	(0.1)	**(0.1)**	(0.1)
Secondment costs	**(0.8)**	(0.5)	**(0.6)**	(0.3)
Sale of 30% stake in Guardian SEA Pte Ltd	**–**	6.6	**–**	6.6
Sale of 50% stake in Selangor Ice Company Sdn Bhd	**11.8**	–	**11.8**	–
Rental income	**4.8**	4.3	**–**	–
Sale of goods and services	**0.7**	0.5	**–**	–
Interest received	**0.1**	0.1	**–**	–
Commission income	**0.2**	0.3	**–**	–

33. Commitments

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
a. Capital commitments				
Approved and contracted	**0.1**	0.3	**–**	–
Approved, but not contracted	**–**	0.3	**–**	–
	0.1	0.6	**–**	–
b. Commitments for property development expenditure				
Approved and contracted	**35.2**	108.8	**–**	–
Approved, but not contracted	**185.2**	275.1	**–**	–
	220.4	383.9	**–**	–

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
c. Other commitments				
Operating lease commitments				
Operating lease commitments with terms of more than one year are as follows:				
Lease rentals payable:				
Within one year	**5.0**	4.4	**0.1**	0.6
Within two to five years	**11.0**	9.2	**0.2**	1.1
After five years	**4.2**	4.5	**–**	–
Forward currency contracts				
Forward currency contracts entered into for the purchase of stocks	**267.0**	232.0	**–**	–
Currency options				
Currency options entered into for the purchase of stocks	**71.1**	61.2	**–**	–
Interest rate swaps				
Interest rate swaps entered into to hedge part of the floating rate loans	**321.8**	96.3	**245.0**	–
The maturity profile of the interest rate swap contracts is further analysed below:				
Within one year	**76.8**	96.3	**–**	–
Within one to two years	**–**	–	**–**	–
Within two to three years	**195.0**	–	**195.0**	–
After three years	**50.0**	–	**50.0**	–
	321.8	96.3	**245.0**	–
The fixed interest rates relating to the interest rate swaps ranged from 3.59% to 6.63% (1999: 5.88% to 6.25%) per annum and floating rates ranged from 2.73% to 6.42% (1999: 5.03% to 6.51%) per annum				
Rental car buy back				
Sales agreements entered into with car rental companies which included commitments to buy back vehicles are as follows:				
Due not later than one year	**9.0**	5.4	**–**	–
Due later than one but not later than two years	**4.6**	5.0	**–**	–
	13.6	10.4	**–**	–

The subsidiary intends to re-sell immediately any motor vehicles repurchased under the agreements.
A provision of S$1.9 million has been recognised for the estimated losses anticipated on the re-sale of such vehicles.

34. Segment Information

Primary reporting format – business segment

	Motor	Property	Astra		Others	Total
			Motor	Others		
	S$m	S$m	S$m	S$m	S$m	S$m
Year ended 31 December 2000						
Revenue	2,998.9	219.1	1,169.3	91.9	109.1	4,588.3
Operating profit	167.8	34.8	–	–	(4.5)	198.1
Share of associates' results	23.7	–	65.8	4.4	4.2	98.1
Trading profit	191.5	34.8	65.8	4.4	(0.3)	296.2
Exceptional items	–	8.0	(139.0)	(1.3)	–	(132.3)
Segment results	191.5	42.8	(73.2)	3.1	(0.3)	163.9
Net financing charges						(25.0)
Profit before taxation						138.9
Taxation						(52.2)
Profit after taxation						86.7
Minority interests						(13.6)
Profit after taxation and minority interests						73.1
Extraordinary items						27.2
Profit attributable to shareholders						100.3
Segment assets	728.2	1,317.5	–	–	(10.7)	2,035.0
Interests in associates	122.9	61.2	(23.9)	49.5	33.2	242.9
	851.1	1,378.7	(23.9)	49.5	22.5	2,277.9
Unallocated assets						5.8
Total assets						2,283.7
Segment liabilities	398.6	282.8	–	–	427.6	1,109.0
Unallocated liabilities						79.0
Total liabilities						1,188.0
Capital expenditure	7.3	1.2	–	–	0.4	8.9
Depreciation	10.9	3.6	–	–	0.3	14.8

	Motor	Property	Astra		Others	Total
			Motor	Others		
	S$m	S$m	S$m	S$m	S$m	S$m
Year ended 31 December 1999						
Revenue	2,439.5	273.0	–	–	142.2	2,854.7
Operating profit	85.6	59.0	–	–	(2.6)	142.0
Share of associates' results	13.5	(0.2)	–	–	3.0	16.3
Trading profit	99.1	58.8	–	–	0.4	158.3
Exceptional items	–	16.7	–	–	–	16.7
Segment results	99.1	75.5	–	–	0.4	175.0
Net financing charges						(8.5)
Profit before taxation						166.5
Taxation						(36.6)
Profit after taxation						129.9
Minority interests						(21.9)
Profit after taxation and minority interests						108.0
Extraordinary items						5.2
Profit attributable to shareholders						113.2
Segment assets	729.2	1,356.8	–	–	99.8	2,185.8
Interests in associates	106.1	66.7	–	–	35.2	208.1
	835.3	1,423.5	–	–	135.0	2,393.9
Unallocated assets						5.7
Total assets						2,399.6
Segment liabilities	355.4	299.4	–	–	33.6	688.3
Unallocated liabilities						79.9
Total liabilities						768.2
Capital expenditure	7.3	0.2	–	–	0.4	7.9
Depreciation	11.4	3.5	–	–	0.3	15.2

The Group is organised into three main business segments:

1. Motor
2. Property
3. Astra

Other interests of the Group consist mainly of the distribution of diesel engines and marketing of spare parts, hotelier, ship chartering and the Group's central overheads, none of which constitute a separately reportable segment.

Inter-segment revenue is not significant.

Segment assets consist primarily of fixed assets, investment properties, development properties, stocks, debtors and operating cash, and exclude tax recoverable.

Segment liabilities comprise operating liabilities and exclude items such as taxation.

Capital expenditure comprises additions to fixed assets.

34. Segment Information (continued)

Secondary reporting format – geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development, and the other interests of the Group.

Malaysia - the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Indonesia - the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, woodbased, heavy equipment, information technology and consumer goods.

Australasia - the areas of operation are mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks.

Sales revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

	Revenue	Total assets	Capital expenditure
	S$m	S$m	S$m
Year ended 31 December 2000			
Singapore	2,001.1	1,655.2	5.2
Malaysia	255.9	219.2	0.5
Indonesia	1,261.2	25.6	–
Australasia	1,031.6	384.5	3.1
Others	38.5	(0.8)	0.1
	4,588.3	2,283.7	8.9
Year ended 31 December 1999			
Singapore	1,602.2	1,705.9	3.1
Malaysia	214.2	274.3	0.2
Indonesia	–	–	–
Australasia	1,019.5	399.2	4.0
Others	18.8	20.2	0.6
	2,854.7	2,399.6	7.9

35. Cash Flows from Operating Activities

	Group	
	2000	1999
	S$m	S$m
Operating profit	198.1	142.0
Adjustments for		
Depreciation and fixed assets written off	14.9	16.1
Foreign exchange translation difference	(20.7)	10.2
Provision for diminution in value of other investments	2.3	–
Realisation of revaluation surplus upon sale of development properties	(0.6)	(5.1)
Profit on sale of fixed assets and shares in associates	(0.8)	(1.7)
	(4.9)	19.5
Operating profit before working capital changes	193.2	161.5
Changes in development properties for sale (excluding interest capitalised during the period)	(18.1)	99.0
Changes in working capital		
Stocks	24.7	(27.7)
Debtors	31.4	(2.9)
Creditors	14.5	24.6
Retention money payable	(3.8)	(1.3)
Amounts owing by/(to) associates	1.1	(23.2)
	67.9	(30.5)
Cash flows from operating activities	243.0	230.0

36. Disposal / Acquisition of Subsidiaries

During the financial year, the Company acquired a 100% stake in Truck Investments Limited and disposed of its 53.2% stake in its subsidiary, Cycle & Carriage Golden Star Company Limited. In 1999, the Company disposed of its entire 70% stake in its subsidiaries, Sri Temasek Limited and Canterbury Collections Limited. The fair value of the assets and liabilities disposed/acquired were as follows:

	Group	
	2000	1999
	S$m	S$m
Fixed assets	**(4.2)**	4.7
Net current assets	**(23.3)**	3.4
Net bank balance and cash	**11.0**	–
Short and long term loans	**–**	(2.7)
Deferred taxation	**(0.1)**	0.1
	(16.6)	5.5
Minority interests	**(0.2)**	(1.7)
	(16.8)	3.8
Goodwill on acquisition	**(16.2)**	–
(Loss)/profit on disposal of subsidiaries	**(0.3)**	1.9
Reserves realised on disposal of subsidiaries	**–**	0.6
(Purchase)/sale consideration	**(33.3)**	6.3
Net bank balance and cash	**(11.0)**	–
Cash (outflow)/inflow on acquisition/disposal net of cash acquired/disposed	**(44.3)**	6.3

37. Cash and Cash Equivalents

Cash and cash equivalents included in the statement of cash flows comprise the following balance sheet amounts:

	Group	
	2000	1999
	S$m	S$m
Bank and other liquid funds	**93.7**	251.0
Short term investments	**–**	23.5
Bank overdrafts	**(11.2)**	(4.5)
Bills payable	**(0.2)**	–
	82.3	270.0

38. Change in Accounting Policy

From 1 January 2000, the accounting policy relating to the recognition of deferred tax assets was changed. Under the new policy, deferred tax assets are recognised where such benefits are expected to be realisable in the near future compared to the previous policy, where deferred tax assets were recognised only to the extent of any deferred tax liability and where such benefits were expected to be realisable in the near future.

The effect of the change is to decrease taxation by a net amount of S$22.8 million in 2000 as the increase in the Group's taxation (excluding associates) of S$0.6 million is offset by the decrease in the Group's share of associates' taxation of S$23.4 million.

The restated proforma information which assumes that the new policy had always been adopted is presented below. Opening revenue reserve in the proforma information for 1999 has been restated by S$11.4 million which is the amount of the adjustment relating to periods prior to 1999.

	Proforma Group	
	2000	1999
	S$m	S$m
Profit & Loss Account		
Profit attributable to shareholders	**77.5**	113.2
Change in accounting policy	**22.8**	0.4
Profit attributable to shareholders as restated	**100.3**	113.6
Revenue reserve		
Balance at 1 January		
- as previously reported	**673.9**	612.1
- change in accounting policy	**11.8**	11.4
Balance at 1 January as restated	**685.7**	623.5
Profit attributable to shareholders as restated	**100.3**	113.6
Other movements in revenue reserve as shown in the Consolidated Statement of Changes in Equity	**(652.4)**	(51.4)
Balance at 31 December as restated	**133.6**	685.7

39. Staff Costs and Number of Staff

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Staff costs including costs for executive directors	**80.6**	64.4	**3.1**	2.4
Number of persons employed at the end of the year	**1,819**	1,669	**25**	23

40. Contingent Liabilities

a. The Company has given a corporate guarantee to the bankers of certain of its subsidiaries to secure bank and other facilities totalling S$290.4 million (1999: S$347.2 million) (Note 25).

b. A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$2.8 million (1999: S$12.8 million).

c. In June 2000, the Ministry of Manpower in Indonesia issued a regulation regarding the settlement of work dismissal and determination of separation, gratuity and compensation payments to staff provided certain conditions are met. An accrual has not been made for the estimated liability in the accounts of the Group's associate, PT Astra International Tbk nor the Group pending the issue of a Technical Explanation on the regulation by the Indonesian Institute of Accountants.

41. Subsequent Events

a. On 3 January 2001, the Group's wholly owned subsidiary, Audi Australia Pty Ltd (formerly known as Audi German Automotive Pty Ltd) issued 15,000,000 ordinary shares of A$1 each for cash to provide additional working capital.

b. On 31 January 2001, the Company entered into a sale and purchase agreement to increase its stake in Cycle & Carriage Motor Dealer ("CCMD") by 23% to 50%. The consideration is based on 23% of the audited net tangible assets of CCMD for the financial year ended 31 December 2000.

c. On 31 January 2001, the Group's wholly owned subsidiary, Astre Properties Pty Ltd subscribed for its rights to 250,000 ordinary shares of A$1 each for cash in Autobytel Australia.

42. Comparative Figures

Certain comparative figures have been restated to conform with this financial year's presentation. In particular, the comparatives have been adjusted or extended to take into account the requirements of the following revised Statements of Accounting Standards which the Group implemented in 2000.

- SAS 1 – Presentation of financial statements
- SAS 15 – Leases
- SAS 23 – Segment reporting

Particulars Relating to Subsidiaries & Associates

The details of subsidiaries of Cycle & Carriage Limited are as follows:

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2000 %	1999 %	Company's investment in ordinary shares at cost/directors' valuation 2000 S$m	1999 S$m
Singapore						
• Cycle & Carriage Industries (1986) Pte Limited	Distribution and retailing of vehicles and provision of after-sales services	Singapore	**100**	100	**44.2**	44.2
• Cycle & Carriage Automotive Pte Limited	Distribution and retailing of vehicles and provision of after-sales services	Singapore	**100**	100	**1.9**	1.9
• Cycle & Carriage (Proton) Pte Limited	Distribution and retailing of vehicles and provision of after-sales services and investment holding	Singapore	**100**	100	**2.3**	2.3
• Cycle & Carriage Kia Pte Ltd (formerly known as Cycle & Carriage Saigon Tourist Automotive Pte Ltd)	Distribution and retailing of vehicles and provision of after-sales services	Singapore	**100**	100	**1.0**	Nominal
• Cycle & Carriage Australia Pte Ltd (formerly known as Astre Investments Pte Ltd)	Investment holding	Singapore	**100**	100	**86.4**	86.4
• CCL Indo-China Investments Pte Ltd	Investment holding	Singapore	**100**	100	**3.1**	3.1
• CCL Myanmar Pte Ltd	Dormant	Singapore/ Myanmar	**71**	71	**-**	–
• Republic Auto Pte Ltd (formerly known as CCL Kalstar Pte Ltd)	Retailing of vehicles	Singapore	*	100	**-**	Nominal
• CCL Properties (Holdings) Pte Limited	Investment holding	Singapore	**79.3**	79.3	**-**	–
• CCL Properties (Hillview) Pte Limited	Property holding and property development	Singapore	**79.3**	79.3	**-**	–
@ CCL Properties (Holland Village) Pte Limited	Liquidated in 2000	Singapore	**-**	63.5	**-**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2000 %	1999 %	Company's investment in ordinary shares at cost/directors' valuation 2000 S$m	1999 S$m
Singapore (continued)						
• MCL Land Limited (Quoted on the Singapore Exchange)	Investment holding	Singapore	**59.7**	59.7	**518.1**	518.1
• MCL Land (78 SW) Pte Ltd	Development of property for investment and property owner	Singapore	**59.7**	59.7	**–**	–
• MCL Land Acreage Pte Ltd	Dormant	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Juniper) Pte Ltd	Development of property for investment and property owner	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Changi) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Changi 2) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Belmont) Pte Ltd	Dormant	Singapore	**59.7**	59.7	**–**	–
Malayan Credit Development Private Limited	Under members' voluntary liquidation	Singapore	**59.7**	59.7	**–**	–
Malayan Credit (Balmoral) Pte Ltd	Under members' voluntary liquidation	Singapore	**59.7**	59.7	**–**	–
MCL Land Estate Services Pte Ltd	Under members' voluntary liquidation	Singapore	**59.7**	59.7	**–**	–
• MCL Land Holdings Pte Ltd	Property owner	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Property Management) Pte Ltd	Consultants and managers of real estate	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Bukit Panjang) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2000 %	1999 %	Company's investment in ordinary shares at cost/directors' valuation 2000 S$m	1999 S$m
Singapore (continued)						
• MCL Land (Holland) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Serangoon) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Balmoral 2) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Grange) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Robertson Quay) Ltd	Development of property for investment and property owner	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Seletar Springs) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• MCL Land (Serangoon 2) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• Kedron Investments Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• Caseldine Investments Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
@ Malayan Credit House Private Limited	Liquidated in 2000	Singapore	**–**	59.7	**–**	–
• MCL Land (Devonshire) Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• Cuxhaven Pte Ltd	Property development	Singapore	**59.7**	59.7	**–**	–
• Baytex Investments Pte Ltd	Investment in unquoted shares	Singapore	**59.7**	–	**–**	–
• Finnerbest Pte Ltd	Dormant	Singapore	**100**	–	**Nominal**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2000 %	Group's effective interest in equity 1999 %	Company's investment in ordinary shares at cost/directors' valuation 2000 S$m	Company's investment in ordinary shares at cost/directors' valuation 1999 S$m
Malaysia						
^ Cycle & Carriage (Malaysia) Sdn Berhad	Retailing of vehicles, provision of after-sales services and hire purchase financing	Malaysia	**84.5**	84.5	**12.6**	12.6
^ CCL Group Properties Sdn Berhad	Investment holding	Malaysia	**79.3**	79.3	**56.6**	56.6
^ CCL (Malaysia) Properties Sdn Berhad	Investment holding	Malaysia	**79.3**	79.3	**-**	-
^ CCL (Cyclecarri) Properties Sdn Berhad	Property holding and property development	Malaysia	**79.3**	79.3	**-**	-
^ CCL (Weld) Properties Sdn Berhad	Property holding and property development	Malaysia	**79.3**	79.3	**-**	-
@ CCL (Barat) Properties Sdn Berhad	Liquidated in 2000	Malaysia	**-**	79.3	**-**	-
@ CCL (Ampang) Properties Sdn Berhad	Liquidated in 2000	Malaysia	**-**	79.3	**-**	-
^ Century Gardens Sdn. Berhad	Property development	Malaysia	**41.8**	41.8	**-**	-
^ Pantai View Sdn. Bhd.	Development of property for investment and property owner	Malaysia	**41.8**	41.8	**-**	-
Malayan Credit Hotel Holdings (M) Sendirian Berhad	Under members' voluntary liquidation	Malaysia	**59.7**	59.7	**-**	-
Thailand						
^ Cycle & Carriage (Thailand) Limited	Retailing of vehicles and provision of after-sales services	Thailand	**100**	100	**-**	-
^ Automobile Holdings (Thailand) Limited	Investment holding	Thailand	**100**	100	**-**	-

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2000 %	1999 %	Company's investment in ordinary shares at cost/directors' valuation 2000 S$m	1999 S$m
Australia						
^ Hyundai Automotive Distributors Australia Pty Ltd	Importation and distribution of Hyundai cars, parts and accessories	Australia	**100**	100	**–**	–
^ Astre Superannuation Pty Ltd	Corporate trustee of HADA Superannuation Fund	Australia	**100**	100	**–**	–
^ CJADA Pty Limited	Warehousing services	Australia	**100**	100	**–**	–
^ Audi Australia Pty Ltd (formerly known as Astre German Automotive Pty Ltd)	Importation and distribution of Audi vehicles, parts and accessories	Australia	**100**	100	**–**	–
^ Astre Properties Pty Ltd	Property holding	Australia	**100**	100	**–**	–
^ AAG Finance Pty Ltd	Marketing of wholesale and retail finance to motor dealerships	Australia	**55**	55	**–**	–
New Zealand						
^ Truck Investments Limited	Investment holding	New Zealand	**100**	–	**33.4**	–
^ Hino Distributors (NZ) Ltd	Import, assembly and sales of new and used trucks	New Zealand	**100**	–	**–**	–
^ Motor Truck Distributors (NZ) Ltd	Import, assembly and sales of new and used trucks	New Zealand	**100**	–	**–**	–
^ ERF MAN Western Star (NZ) Ltd	Import, assembly and sales of new and used trucks	New Zealand	**100**	–	**–**	–
^ Truck Stops (NZ) Ltd	Workshop service and parts supply	New Zealand	**100**	–	**–**	–
^ Palmerston North Motors Wholesale Ltd	Dormant	New Zealand	**100**	–	**–**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Company's investment in ordinary shares at cost/directors' valuation	
			2000	1999	2000	1999
			%	%	S$m	S$m
New Zealand (continued)						
^ Cycle & Carriage (North Shore) Limited	Property holding and wholesaling of used vehicles	New Zealand	**100**	100	**1.0**	1.0
^ Cycle & Carriage (Pakuranga) Limited	Retailing of vehicles and provision of after-sales services	New Zealand	**100**	100	**0.5**	0.5
^ Cycle & Carriage (Wellington) Limited	Retailing of vehicles	New Zealand	**100**	100	**1.0**	1.0
^ Cycle & Carriage (City) Limited	Retailing of vehicles and provision of after sales services	New Zealand	**100**	100	**4.8**	4.8
^ Astre New Zealand Pty Ltd	Importation and distribution of vehicle parts and accessories	New Zealand	**100**	100	**-**	-
Myanmar						
# Cycle & Carriage Golden Star Company Limited	Importation and retailing of vehicles, parts and accessories	Myanmar	**-**	53.2	**-**	-
Vietnam						
^ CCL Saigon Joint Venture Company Limited	Car rental and motor vehicle workshop operations	Vietnam	**65**	65	**2.6**	2.6
Mauritius						
^ Cycle & Carriage (Mauritius) Limited	Investment holding	Mauritius	**100**	-	**Nominal**	-
					769.5	735.1

• Audited by PricewaterhouseCoopers, Singapore

^ Audited by associated firms of PricewaterhouseCoopers, Singapore

* Republic Auto Pte Ltd was a subsidiary in 1999, but became an associate in 2000 as a result of the additional shares issued to the minority shareholder.

@ Liquidated in 2000

Disposed off in 2000

The details of the associates of Cycle & Carriage Limited are as follows:

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2000	Group's effective interest in equity 1999	Group's investment in ordinary shares at cost 2000	Group's investment in ordinary shares at cost 1999
			%	%	S$m	S$m
Singapore						
@ UMF (Singapore) Limited	Leasing and hire purchase	Singapore	**40**	40	**18.9**	18.9
@ MTU Asia Pte Limited	Distribution of diesel engines and marketing of spare parts	Singapore	**24.5**	24.5	**0.2**	0.2
• Ampang Investments Pte Ltd	Hotelier and the holding of properties for rental in Malaysia	Singapore/ Malaysia	**40**	40	**Nominal**	Nominal
@ Maritime Holdings Limited	Chartering of vessels and ship-building, repairing and related engineering work	Singapore	**20**	20	**7.9**	7.9
@ Poussain Pte Ltd	Property development	Singapore	**29.9**	29.9	**16.0**	16.0
• Masingtai Shanghai Properties Pte Ltd	Development of property for investment and property owner	Singapore/ People's Republic of China	**11.9**	11.9	**16.3**	16.3
@ Rutile Pte Ltd	Development of property for investment and property owner	Singapore	**29.9**	29.9	**20.1**	20.1
@ PMCL Pte Ltd	Development of property for investment and property owner	Singapore	**29.9**	29.9	**20.1**	20.1
@ Bodenheim Investments Pte Ltd	Development of property for investment and property owner	Singapore	**29.9**	–	**0.5**	–
• Cycle & Carriage Motor Dealer Pte Ltd	Retailing of vehicles	Singapore	**27**	27	**0.4**	0.4
@ Cycle & Carriage Fulco Motor Dealer Pte Ltd	Retailing of vehicles	Singapore	**30**	30	**0.4**	0.4
• Republic Auto Pte Ltd	Retailing of vehicles	Singapore	**40**	*	**0.4**	–

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity 2000	1999	Group's investment in ordinary shares at cost 2000	1999
			%	%	S$m	S$m
Malaysia						
^ Cycle & Carriage Bintang Berhad (Quoted on the Kuala Lumpur Stock Exchange)	Assembly, distribution, retailing of vehicles and provision of after-sales service	Malaysia	**48.4**	48.4	**24.9**	24.9
# Selangor Ice Company Sdn Bhd	Pharmacy retailing, marketing and distribution, supermarket retailing and pharmaceutical	Malaysia	**–**	50	**–**	8.7
Indonesia						
@ PT Astra International Tbk (Quoted on the Jakarta and Surabaya Stock Exchanges)	Assembly, distribution, retailing of vehicles and motorcycle, provision of after-sales service, agribusiness, woodbased, heavy equipment, information technology & consumer goods	Indonesia	**31.1**	–	**664.3**	–
Vietnam						
@ Autostar Limited	Dormant	British Virgin Islands/ Vietnam	**35**	35	**1.2**	1.2
					791.6	135.1

+ The operations of Ampang Investments Pte Ltd and its subsidiary company are financed by a long term bank loan and advances from the shareholders.

• Audited by PricewaterhouseCoopers, Singapore

^ Audited by associated firms of PricewaterhouseCoopers, Singapore

@ Audited by firms other than PricewaterhouseCoopers

* Republic Auto Pte Ltd was a subsidiary in 1999, but became an associate in 2000 as a result of the additional shares issued to the minority shareholder.

Disposed off in 2000

Five Year Summary

	1996 S$m	1997 S$m	1998 S$m	1999 S$m	**2000** **S$m**
Consolidated Profit and Loss Account					
Revenue	2,928.6	3,026.7	2,393.0	2,854.7	**4,588.3**
Profit after taxation and minority interests before exceptional and extraordinary items	200.1	170.7	107.0	98.1	**172.8**
Exceptional items	–	(11.9)	(133.7)	9.9	**(99.7)**
Extraordinary items	–	–	30.2	5.2	**27.2**
Attributable profit	200.1	158.8	3.5	113.2	**100.3**
Earnings per share (cts)	85.7	67.9	1.5	48.4	**42.9**
Earnings per share (cts) excluding exceptional & extraordinary items	85.7	73.0	45.7	41.9	**73.9**
Gross dividend per share (cts)	36.0	32.0	14.0	30.0	**17.0**
Consolidated Balance Sheet					
Fixed assets	131.0	114.6	164.9	148.4	**139.2**
Investment properties	805.8	721.3	523.7	553.7	**571.9**
Development properties	509.4	867.4	609.3	534.1	**568.2**
Interests in associates	291.1	329.0	173.8	256.7	**290.4**
Other non-current assets	11.7	10.8	14.8	17.9	**32.1**
Net current assets/(liabilities)	(56.0)	(20.9)	261.3	219.8	**181.7**
Net cash/(borrowings) due within one year	285.5	61.5	55.4	84.4	**(65.6)**
Borrowings due after one year	(94.6)	(209.2)	(208.9)	(175.7)	**(612.1)**
Other non-current liabilities	(5.5)	(18.9)	(38.5)	(7.9)	**(10.1)**
Net operating assets	1,878.4	1,855.6	1,555.8	1,631.4	**1,095.7**
Shareholders' funds	1,349.6	1,340.9	1,158.9	1,228.8	**685.6**
Minority interests	528.8	514.7	396.9	402.6	**410.1**
Capital employed	1,878.4	1,855.6	1,555.8	1,631.4	**1,095.7**
Net tangible assets per share (S$)	5.77	5.73	4.95	5.25	**2.93**
Consolidated Statement of Cash Flows					
Net cash flows from operating activities	66.6	(300.6)	158.9	188.1	**150.9**
Net cash flows from investing activities	8.8	15.8	51.4	(67.9)	**(703.2)**
Net cash flow before financing activities	75.4	(284.8)	210.3	120.2	**(552.3)**
Net cash flows per share from operating activities	0.3	(1.3)	0.7	0.8	**0.6**
Key ratios					
Gearing	–	11%	13%	7%	**99%**
Interest cover (times)	33	33	19	11	**12**
Dividend cover (times)	3.2	2.9	0.1	2.2	**3.4**
Dividend payout	31%	35%	n.m.	46%	**30%**
Return on shareholders' funds	15.9%	12.7%	8.6%	8.2%	**18.1%**
Return on capital employed	12.6%	10.6%	8.0%	7.1%	**13.4%**

Notes:

1. Gearing is computed based on net borrowings divided by shareholders' funds.
2. Interest cover is computed based on profit before interest expense and taxation, excluding exceptional items, divided by interest expense.
3. Dividend cover is based on profit attributable to shareholders divided by net dividend.
4. Dividend payout is based on net dividend divided by profit attributable to shareholders.
5. Return on shareholders' funds is computed based on profit after taxation and minority interests, excluding exceptional items, divided by average shareholders' funds.
6. Return on capital employed is computed based on profit after taxation, excluding exceptional items, divided by average capital employed.

Group Properties

Fixed Assets

Address	Title	Land area (sq ft)	Description and existing use
Singapore			
239 Alexandra Road/20 Leng Kee Road	Leasehold 99 years wef 19.3.1956	72,973	4-storey building housing corporate headquarters, vehicle showrooms and service centres
241 Alexandra Road	Leasehold 99 years wef 25.7.1955	34,636	4-storey building housing corporate headquarters, vehicle showrooms and service centres
209 Pandan Gardens	Leasehold 30 years wef 1.3.1978	319,344	Vehicle showroom, service centre, parts distribution centre and offices
188 Pandan Loop	Leasehold 30 years wef 1.1.1979	223,104	Service centre and offices
330 Ubi Road 3	Leasehold 30 years wef 1.10.1992	73,195	Service centre, showroom and offices
Malaysia			
Lot 19, Jalan 219, Section 51A Petaling Jaya, Selangor	Leasehold 99 years wef 1.11.1967	103,000	Vehicle showroom, parts, service centre and offices
366, 368, 370, Jalan Tuanku Abdul Rahman Kuala Lumpur	Freehold	6,706	Vehicle showrooms and offices
New Zealand			
190 Target Road, Corner Wairau Road Northshore, Auckland	Freehold	22,906	Vehicle showroom, warehouse and offices
180 Target Road, Glenfield Northshore, Auckland	Freehold	47,232	Vehicle showroom, parts and service centre
29 Malden Street Palmerston North	Freehold	335,478	Corporate head office, truck assembly factory, truck maintenance workshop and sales offices
Australia			
8 Baywater Drive, Homebush Bay New South Wales	Freehold	483,838	3–storey office and warehouse complex
Corner Yelland Way and Dyer Drive Bassendean Western Australia	Freehold	74,422	Single storey office and warehouse complex

Address	Title	Land area (sq ft)	Description and existing use
Australia (continued)			
118 Moggill Road, Taringa Queensland	Freehold	45,445	Two 3-storey buildings with vehicle showroom, parts and service centre rented to a motor dealer
275 Watteltree Road, Malvern Victoria	Freehold	44,132	2-storey office block
Investment Properties			
Singapore			
78 Shenton Way	Leasehold 99 years wef 26.7.1983	90,577	78 Shenton Way-34-storey commercial/ office complex with a 4-storey podium and a total net floor area of 301,914 sq ft
4A Ardmore Park	Freehold	33,874	Juniper at Ardmore-residential property with 17 apartments and 2 penthouses and a total net floor area of 69,623 sq ft
No. 1 Kaki Bukit Place	Leasehold 60 years wef 20.11.1995	11,950	Eunos Tech Park-7-storey corner terrace factory with a built-up area of 30,570 sq ft.
Malaysia			
Lot 1705 Section 46, Kuala Lumpur	Freehold	60,988	Wisma Cyclecarri-28-storey office tower and a total net floor area of 400,302 sq ft
Lots 440 and 1106, Section 46, Kuala Lumpur	Freehold	38,395	Site for development
Lots 1400,1401 and 1402, Section 46, Kuala Lumpur	Freehold	7,352	Site for development
Lots 446, 447, Sec 57, No. 76, Jalan Raja Chulan, Kuala Lumpur	Freehold	68,921	Menara Weld - 32-storey commercial / office complex with a 5-storey podium and a total net floor area of 420,522 sq ft
Lot 51863 (formerly Lots 15140, 15141 and 15142), Section 96, Jalan Bukit Pantai Kuala Lumpur	Freehold	107,154	Bintang Pantai-residential property comprising 40 apartments and 5 penthouses with a total net floor area of 136,151 sq ft
Lots 4886 & 4887 Subang Jaya, Selangor	Freehold	214,686	Industrial land

Development Properties

Address	Title	% of completion at 31.12.2000/ expected date of completion	Site area (sq ft)	Gross floor area (sq ft)	Group's effective interest in property %	Description and existing use
Singapore						
Lot TS 26 – 826V Balmoral Crescent	Freehold	96% Year 2001	92,247	147,595	59.7	Balmoral Residences – development of 65-unit apartment
Lots 734X, 735L, 736C, 737M, 738W and 1778A of TS24 Grange Garden	Freehold	4% Year 2003	52,344	109,925	59.7	Proposed development of condominium
Lots 265-1, 265-2, 265-3, 263-14, 265-4, 265-5, 265-6, 265-7, 265-8, 265-9, 265-10, 265-11, 945N, 99263M, 99266P, 908T and 909A of TS21 Robertson Quay	Freehold	4% Year 2003	69,725	197,949	59.7	Proposed development of condominium
Lot 7678W, Mukim 17 Serangoon S11	Leasehold 99 years wef Dec 1997	70% Year 2001	70,450	98,630	59.7	The Sunnydale – development of 70-unit apartment
Lot 3834M, Mukim 13 Transit Road	Leasehold 99 years wef Feb 2000	– Year 2003	116,925	163,695	59.7	Forrest Hills – development of 128-unit apartment
Lot 8024W, Mukim 24, Sims Avenue/Geylang	Leasehold 99 years wef May 1997	35% Year 2002	61,010	173,268	59.7	Sims Residences – development of 112-unit apartment
Lots 440K, 441N, 442X, 345P, 346T, 436A, U2424L, U2725C, U2726M, 438N, 439X, 601K, U503T, U504A, U505K, U506N, U507X, U508L, U509C, U510X, 109N, 340L, 339M, 338C, 337L, 336X, 341C, 342M, 343W and 344V of TS21 Devonshire Road	Freehold	– Year 2003	61,153	171,228	59.7	Proposed development of condominium

Address	Title	% of completion at 31.12.2000/ expected date of completion	Site area (sq ft)	Gross floor area (sq ft)	Group's effective interest in property %	Description and existing use
Malaysia						
TLO 2971 & 2971A, Town of Johor Bahru Johor	Freehold	–	56,747	–	41.8	Vacant site for future development
Lot 1580, Mukim of Tebrau District of Johor Bahru Johor	Freehold	–	770,053	–	41.8	Vacant site for future development
Lot 3609, Mukim of Senai, Kulai District of Johor Bahru Johor	Freehold	–	2,147,959	–	41.8	Vacant site for future development
Lots 3034, 11840GN 71899 (formerly Lot 3034A) & 4167, Town of Johor Bahru, Johor	Freehold	–	294,089	–	41.8	Vacant site for future development

Shareholding Statistics

Authorised share capital: S$300,000,000
Issued and fully paid-up capital: S$233,995,439
Class of shares: Ordinary share of S$1 each with equal voting rights

Twenty Largest Shareholders as at 7 March 2001

Name of shareholders	Number of shares	%
Raffles Nominees Pte Ltd	60,973,496	26.06
DBS Trustee Limited	57,607,378	24.62
Employees Provident Fund Board	27,171,175	11.61
DBS Nominees (Private) Limited	21,418,579	9.15
Citibank Nominees Singapore Pte Ltd	8,928,156	3.82
HSBC (Singapore) Nominees Pte Ltd	4,317,116	1.85
United Overseas Bank Nominees Pte Ltd	3,963,128	1.69
Oversea-Chinese Bank Nominees Pte Ltd	2,824,909	1.21
Fong Lai Wah	2,445,036	1.04
Chua Boon Yew	2,438,920	1.04
Veronique Pte Limited	1,125,805	0.48
Overseas Union Bank Nominees Pte Ltd	1,018,300	0.44
Daiwa (Malaya) Private Limited	943,000	0.40
Henry Bian Hock Cheah	810,000	0.35
Kota Trading Company Sendirian Berhad	780,028	0.33
Chua Swee Eng	640,000	0.27
NTUC Income Insurance Co-Operative Limited	640,000	0.27
Pontiac Pte Ltd	585,225	0.25
Keppel Bank Nominees Pte Ltd	534,900	0.23
Kew Estate Limited	469,000	0.20
	199,634,151	85.31

Substantial Shareholders as at 7 March 2001

Name of shareholders	Number of shares	%
Jardine Strategic Holdings Limited*	60,784,378	25.98
Edaran Otomobil Nasional Berhad**	48,317,800	20.65
Employees Provident Fund Board	27,726,175	11.85
Tweedy, Browne Company LLC	11,931,600	5.10
	148,759,953	63.58

Notes:

* Jardine Strategic Holdings Limited ("JSHL") is interested in 60,784,378 shares through its wholly-owned subsidiary, JSH Asian Holdings Ltd, which is in turn interested through its wholly-owned subsidiary, Jardine Strategic Singapore Pte Ltd. By virtue of JMH Investments Limited's and Jardine Matheson Holdings Limited's interests in JSHL, they are also deemed to be interested in the total of 60,784,378 shares.

** Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad (formerly known as Diversified Resources Berhad ("DRB-HICOM"), Gadek (Malaysia) Berhad ("Gadek"), Mega Consolidated Sdn Bhd ("Mega"), and Hicom Holdings Berhad ("Hicom") are deemed to have an interest in the 48,317,800 shares held by Edaran Otomobil Nasional Berhad ("EON") through (i) Tan Sri Dato' Seri Mohd Saleh Sulong's interest in DRB-HICOM; (ii) DRB-HICOM's interest in Gadek; (iii) Gadek's interest in Mega; (iv) DRB-HICOM's and Mega's interest in Hicom; and (v) Hicom's interest in EON.

Analysis of Shareholders by Range of Balances as at 7 March 2001

Size of holdings	Number of shareholders	%	Number of shares	%
1 - 1,000	2,492	41.37	2,013,070	0.86
1,001 - 10,000	3,031	50.31	11,728,355	5.01
10,001 - 1,000,000	489	8.12	26,022,016	11.12
1,000,001 and above	12	0.20	194,231,998	83.01
Grand Total	6,024	100.00	233,995,439	100.00

Analysis of Shareholders by Country of Residence as at 7 March 2001

Location of shareholders	Number of shareholders	%	Number of shares	%
Singapore	4,968	82.47	200,918,724	85.86
Malaysia	951	15.79	32,426,429	13.86
United Kingdom	6	0.10	10,840	0.01
Australia/New Zealand	25	0.41	81,725	0.03
USA/Canada	18	0.30	34,182	0.02
Hong Kong	22	0.37	289,864	0.12
Others	34	0.56	233,675	0.10
Total	6,024	100.00	233,995,439	100.00

Share Price and Volume


Volume transacted in millions of shares
Share price in Singapore dollars
35
30
25
20
15
10
5
0
14
12
10
8
6
4
2
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
1999
2000
2001
Volume transacted in millions of shares
Share price in Singapore dollars

	2000	1999
Earnings per share (cts)	**31.2**	46.2
Gross dividend per share	**17.0**	30.0
Net tangible assets per share (S$)	**2.93**	5.25
Price range – High (S$)	**5.45**	11.4
– Low (S$)	**3.0**	4.96

Corporate Structure

Group's effective interest in key operating companies as at 9 March 2001

CYCLE & CARRIAGE LIMITED *

MOTOR

Singapore

- 100% C&C Singapore Motor Companies
- 50% Cycle & Carriage Motor Dealer
- 30% Cycle & Carriage. Fulco Motor Dealer
- 40% Republic Auto
- 40% UMF Singapore

Malaysia

- 48% Cycle & Carriage Bintang +
- 85% Cycle & Carriage Malaysia

Australia

- 100% C&C Australia Motor Companies

New Zealand

- 100% Truck Investments
- 100% Cycle & Carriage New Zealand Motor Companies

Thailand

- 100% Cycle & Carriage Thailand

PROPERTY

Singapore and Malaysia

- 60% MCL Land *
- 79% CCL Group Properties

ASTRA

Indonesia

- 31% Astra International #

OTHERS

Singapore

- 25% MTU Asia
- 20% Maritime Holdings
- 40% Ampang Investments

* Listed on the Singapore Exchange

\+ Listed on the Kuala Lumpur Stock Exchange

\# Listed on the Jakarta and Surabaya Exchanges

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 32nd Annual General Meeting of the Company will be held in The Oriental Ballroom I, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3rd May 2001 at 11am for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2000 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of 12% less income tax for the year ended 31 December 2000 as recommended by the Directors.

3. To approve Directors' fees of S$379,000 for the year ended 31 December 2000.

4. To re-elect the following Directors retiring pursuant to Article 95 of the Articles of Association of the Company:
   a. Mr Chang See Hiang
   b. Mr Anthony John-Liddell Nightingale
   c. Ms Vimala Menon

5. To pass the following resolutions:
   a. "That Mr Alan Yeo Chee Yeow be authorised to continue to act as Director until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."
   b. "That Mr Owen Phillimore Howell-Price be authorised to continue to act as an Alternate Director to Mr Anthony John-Liddell Nightingale until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

6. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other routine business which may arise.

As Special Business:

8. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:
   a. "That pursuant to section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to issue shares in the Company at any time to such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 10 per cent of the issued share capital of the Company for the time being."
   b. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 5 per cent of the issued share capital of the Company from time to time."
   c. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Senior Executives' Share Option Scheme 2000 ("the Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15 per cent of the issued share capital of the Company from time to time."

d. "That for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:

   i. approval be and is hereby given for the renewal of:

      1. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into transactions falling within the types of Interested Person Transactions as set out in the Company's Circular to Shareholders dated 16 April 1998 ("the 1998 Circular") with any party who is of the class of Interested Persons described in the 1998 Circular, provided that such transactions are carried out in the normal course of business, at arm's length and on commercial terms and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the 1998 Circular ("the General Mandate"); and

      2. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into and/or participate in joint ventures and similar forms of mutual collaboration or participation (such as joint investments, co-operation arrangements and shareholders' agreements) (collectively, "joint ventures"), with any party who is from the classes of Interested Persons described in the Company's Circular to Shareholders dated 12 April 1999 ("the 1999 Circular"), provided that such joint ventures are carried out in the normal course of business, at arm's length, and in accordance with the guidelines of the Company for such transactions as set out in the 1999 Circular ("the JV Mandate"); and

   ii. the General Mandate and the JV Mandate respectively, shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 2 April 2001

Notes:
A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

Additional Information on items of Ordinary Business:

A fourth director, Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed is retiring pursuant to Article 95 of the Articles of Association of the Company and is not seeking re-election.

Statement pursuant to Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Mr Alan Yeo Chee Yeow and Mr Chang See Hiang, who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company, are independent Directors.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are:

a. Ordinary Resolution No. 8(a) is to allow the Directors to issue shares in the Company up to an amount not exceeding in aggregate 10 per cent of the issued share capital of the Company for the time being.

b. Ordinary Resolution No. 8(b) is to allow the Directors to issue shares in the Company pursuant to the exercise of options that have been granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") not exceeding 5 per cent of the issued share capital of the Company from time to time. Although The Scheme was discontinued on 31 December 1999, at the end of its 10-year duration, subsisting options granted prior to that date are not affected by the discontinuation and remain exercisable in accordance with the terms of the Scheme.

c. Ordinary Resolution No. 8(c) is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Senior Executives' Share Option Scheme 2000 ("the Scheme 2000") not exceeding 15 per cent of the issued share capital of the Company from time to time. The Scheme 2000 (which replaced the Scheme) came into operation on 1 January 2000.

d. Ordinary Resolution No. 8(d) is to renew the mandate for general business transactions ("the General Mandate") and the mandate for joint ventures ("the JV Mandate") with interested persons, which mandates will be expiring at the upcoming 32nd Annual General Meeting. The General Mandate and the JV Mandate were renewed at the 31st Annual General Meeting held on 11 May 2000.

Proxy Form

The Group Company Secretary
Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

IMPORTANT

1. For investors who have used their CPF monies to buy **Cycle & Carriage Limited** shares, the Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ____

of ____

being a member/members of the abovenamed Company hereby appoint the following person(s):

Name	Address	NRIC/Passport Number	Proportion of Shareholdings(%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 32nd Annual General Meeting of the Company to be held in The Oriental Ballroom I, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3 May 2001 at 11am and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Ordinary Business	**For**	**Against**
1. Adoption of Directors' and Auditors' Reports and Accounts		
2. Declaration of Final Dividend		
3. Approval of Directors' Fees		
4. Re-election of Directors retiring pursuant to Article 95		
a. Chang See Hiang		
b. Anthony John-Liddell Nightingale		
c. Vimala Menon		
5. a. Authorisation for Mr Alan Yeo Chee Yeow to continue as Director pursuant to section 153(6) of the Companies Act, Chapter 50		
b. Authorisation for Mr Owen Phillimore Howell-Price to continue as Alternate Director to Mr Anthony John-Liddell Nightingale pursuant to section 153(6) of the Companies Act, Chapter 50		
6. Re-appointment of Auditors		
7. Any Other Routine Business		
Special Business		
8. a. Authorising Directors to issue shares not exceeding 10% of the issued share capital		
b. Authorising Directors to issue shares, pursuant to the CCL Senior Executives' Share Option Scheme, not exceeding 5% of the issued share capital		
c. Authorising Directors to issue shares, pursuant to the CCL Senior Executives' Share Option Scheme 2000 ("Scheme 2000"), not exceeding 15% of the issued share capital		

Special Business	For	Against
8. d. Renewal of General Mandate for Interested Person Transactions and JV Mandate for joint ventures with Interested Persons		

Dated this .... day of 2001

Total number of shares held

....

Signature(s) of Member(s) or Common Seal

Important: Please Read Notes Below

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him and such proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.







Designed by Enterprise IG

